Exhibit 1
PRECISION DRILLING CORPORATION
$175,000,000 10% Senior Unsecured Notes
due April 22, 2007
NOTE INDENTURE
April 22, 2009

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS

1.1	Defined Terms	1
1.2	Other Definitional Provisions	35
1.3	Concerning the Trustees	35
1.4	Schedules	36

ARTICLE 2 NOTES

2.1	Authorization	36
2.2	Sale and Purchase of Notes	37
2.3	Repayment of Notes	37
2.4	Interest Rates and Payment Dates	37
2.5	Computation of Interest and Other Amounts	39
2.6	Pro rata Treatment and Payments	39
2.7	Additional Obligors	39
2.8	Taxes	40
2.9	Optional Prepayments with Make-Whole Amount	43

ARTICLE 3 CLOSING

3.1	Closing	44

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

4.1	Financial Condition	44
4.2	No Change	45
4.3	Existence; Compliance with Law	45
4.4	Power; Authorization; Enforceable Obligations	46
4.5	No Legal Bar	46
4.6	Litigation	46
4.7	No Default	47
4.8	Ownership of Property; Liens	47
4.9	Intellectual Property	47
4.10	Taxes	47
4.11	Federal Regulations	47
4.12	Labor Matters	48
4.13	ERISA	48
4.14	Canadian Pension and Benefit Plans	49

(i)

4.15	Investment Company Act; Other Regulations	49
4.16	Subsidiaries	49
4.17	Use of Proceeds	50
4.18	Environmental Matters	50
4.19	Accuracy of Information, etc.	51
4.20	Insurance	51
4.21	Solvency	51
4.22	Certain Documents	52

ARTICLE 5 CONDITIONS PRECEDENT

5.1	Conditions to Closing	52

ARTICLE 6 AFFIRMATIVE COVENANTS

6.1	Financial Statements	54
6.2	Certificates; Other Information	55
6.3	Payment of Obligations	56
6.4	Maintenance of Existence; Compliance	56
6.5	Maintenance of Property; Insurance	57
6.6	Inspection of Property; Books and Records; Discussions	57
6.7	Notices	57
6.8	Environmental Laws	58
6.9	Interest Rate Protection	59
6.10	Guarantors; Ownership of Assets by Note Parties	59
6.11	Mandatory Application of Certain Proceeds	60
6.12	Effect of Changes to Senior Credit Agreement	61
6.13	Rights Offering	61
6.14	Reduction of Indebtedness Using Cash on Hand	61

ARTICLE 7 NEGATIVE COVENANTS

7.1	Indebtedness	62
7.2	Liens	65
7.3	Fundamental Changes	67
7.4	Disposition of Property	69
7.5	Restricted Payments	70
7.6	Capital Expenditures	72
7.7	Investments	75
7.8	Optional Payments and Modifications of Certain Debt Instruments	77
7.9	Transactions with Affiliates	78
7.10	Sales and Leasebacks	78

(ii)

7.11	Swap Agreements	79
7.12	Changes in Fiscal Periods	79
7.13	Clauses Restricting Subsidiary Distributions	79
7.14	Material Change in Business	80
7.15	Amendments to Material Contracts	80
7.16	Redemption Notes	81

ARTICLE 8 CERTAIN OBLIGATIONS

8.1	Additional Restrictions if Certain Thresholds Not Met	81
8.2	Covenant Suspension	82

ARTICLE 9 CHANGE OF CONTROL OFFER

9.1	Change of Control Offer	83

ARTICLE 10 EVENTS OF DEFAULT

10.1	Events of Default	84

ARTICLE 11 MISCELLANEOUS

11.1	Amendments and Waivers	87
11.2	Notices	88
11.3	No Waiver; Cumulative Remedies	89
11.4	Survival of Representations and Warranties	89
11.5	Payment of Expenses	89
11.6	Successors and Assigns; Participations and Assignments	91
11.7	Adjustments; Set-off	93
11.8	Counterparts	94
11.9	Severability	94
11.10	Integration	94
11.11	GOVERNING LAW	94
11.12	Submission To Jurisdiction; Waivers	95
11.13	Acknowledgements	95
11.14	Release of Guarantee	96
11.15	Confidentiality	96
11.16	WAIVERS OF JURY TRIAL	97
11.17	Judgment Currency	97
11.18	Permitted Reorganization	97

(iii)

NOTE INDENTURE
     NOTE INDENTURE (this “Indenture”), dated as of April 22, 2009, among PRECISION DRILLING TRUST, an Alberta unincorporated open-ended investment trust (“Holdings”), PRECISION DRILLING CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (the “Corporation”) and the several entities from time to time parties to this Indenture (the “Purchasers”).
     The parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
1.1 Defined Terms.
     As used in this Indenture, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1:
“Acquisition”: the merger of Target with and into Precision Lobos Corporation, with Precision Lobos Corporation surviving such merger, in accordance with the Acquisition Agreement.
“Acquisition Agreement”: the Agreement and Plan of Merger, dated as of August 24, 2008, by and among Holdings, the Corporation, Precision Lobos Corporation and the Target, as amended by the amendment thereto dated as of December 2, 2008.
“Additional Obligor”: as defined in Section 2.7.
“Affiliate”: as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of Capital Stock or other ownership interests, by contract or otherwise.
“Agreed Currency”: as defined in Section 11.17.
“Approved Capital Expenditures”: the following Capital Expenditures:
(a)	Upgrade Capital Expenditures;

(b)	up to $170,000,000 of Expansion Capital Expenditures that are to be incurred in 2009 and $60,000,000 of Expansion Capital Expenditures that are to be incurred in 2010, for which the Corporation or its Subsidiaries have made binding commitments prior to the date hereof and the particulars of which expenditures have been disclosed in writing to the Purchasers prior to the date hereof;

(c)	in any calendar year, up to $25,000,000 of unbudgeted Expansion Capital Expenditures that are approved by the Chairman of the Board of Directors of the Corporation (the “Chairman-Approved Cap-Ex”); provided that no further Chairman-Approved Cap-Ex may be incurred unless and until the Board of Directors of the Corporation and the Purchasers, acting reasonably, have ratified all previously incurred Chairman-Approved Cap-Ex;

(d)	in any calendar year, up to $3,000,000 of unbudgeted Expansion Capital Expenditures that are approved by the Chief Executive Officer of the Corporation (the “CEO-Approved Cap-Ex”); provided that no further CEO-Approved Cap-Ex may be incurred unless and until the Board of Directors of the Corporation and the Purchasers, acting reasonably, have ratified all previously incurred CEO-Approved Cap-Ex; and

(e)	such other Expansion Capital Expenditures as the Purchasers, acting reasonably, may approve in writing from time to time.
“Asset Sale”: any Disposition of property or series of related Dispositions of property (excluding any such Disposition permitted by clause (a), (b), (c), (d), (g), (h), (i) or (j) of Section 7.4) that yields gross proceeds to any Group Member (valued at the initial principal amount thereof in the case of non-cash proceeds consisting of notes or other debt securities and valued at fair market value in the case of other non-cash proceeds) in excess of US$3,000,000.
“Assignee” : as defined in Section 11.6(b).
“Assignment and Assumption”: an Assignment and Assumption, substantially in the form of Exhibit D.
“Base Case Operating Cash Flow Before Working Capital” : for any fiscal quarter, the amount set forth in the table below opposite such fiscal quarter:

Base Case Operating Cash
Fiscal Quarter Ended	Flow Before Working Capital
March 31, 2009	$182,407,000
June 30, 2009	$81,085,000

Base Case Operating Cash
Fiscal Quarter Ended	Flow Before Working Capital
September 30, 2009	$168,255,000
December 31, 2009	$196,510,000
March 31, 2010	$192,944,000
June 30, 2010	$84,209,000
September 30, 2010	$176,445,000
December 31, 2010	$209,422,000
March 31, 2011	$178,066,000
June 30, 2011	$76,332,000
September 30, 2011	$163,591,000
December 31, 2011	$194,129,000
March 31, 2012	$182,616,000
June 30, 2012	$80,420,000
September 30, 2012	$168,283,000
December 31, 2012	$199,198,000
March 31, 2013	$186,525,000
June 30, 2013	$81,920,000
September 30, 2013	$172,420,000
December 31, 2013	$204,924,000
March 31, 2014	$203,801,000
June 30, 2014	$95,285,000
September 30, 2014	$191,151,000
December 31, 2014	$225,107,000
“Benefitted Purchaser”: as defined in Section 11.7(a).
“Bridge Credit Agreement”: the Bridge Credit Agreement, dated as of December 23, 2008, among Holdings, the Corporation, the lenders party thereto and Deutsche Bank Securities Inc, as administrative agent, as amended by a First Amendment and Waiver dated as of February 17, 2009 and a Second Amendment dated as of March 19, 2009.
“Bridge Loans”: the “Loans” as defined in the Bridge Credit Agreement.
“Business”: as defined in Section 4.18(b).
“Business day”: a day other than a Saturday, Sunday or other day on which banks in Calgary or Toronto are authorized or required by law to close.
“Canadian Benefit Plans”: all material employee benefit plans or arrangements subject to Canadian law or regulation maintained or contributed to by Holdings or any of its Subsidiaries that are not Canadian Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock and all life, health, dental and disability plans and arrangements in which the employees or former employees of Holdings or any of its Subsidiaries participate or are eligible to participate but excluding all stock option or stock purchase plans.
“Canadian Pension Plans”: all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by Holdings or any of its Subsidiaries for their employees or former employees.
“Canadian “SIFT” Rules”: the rules provided for by the Income Tax Act (Canada) concerning “Specified Investment Flow-Through” or “SIFT” entities, which generally serve to levy a tax at corporate income tax rates on income distributions from such entities after December 31, 2010.
“Capex Deposit”: as defined in the definition of “Capital Expenditures”.
“Capital Expenditures”: for any period, with respect to any Person and without duplication, the aggregate of (i) all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries for such period and (ii) all Capex Deposits by such Person and its Subsidiaries during such periods; provided, however, that Capital Expenditures shall not include:
(a)	interest capitalized in accordance with GAAP during such period;

(b)	expenditures that are accounted for as capital expenditures of such Person and that actually are paid for or reimbursed by a third party (excluding Holdings, the Corporation or any Subsidiary) or with insurance proceeds to rebuild or replace fixed or capital assets that were the subject of a Recovery Event and for which none of Holdings, the Corporation or any Subsidiary has provided or is required to provide or incur, directly or indirectly, any financial consideration or obligation or other material consideration or obligation to such third party or any other Person in respect of such capital expenditures (whether before, during or after such period);

(c)	the book value of any asset owned by such Person prior to or during such period to the extent that such book value is included as a capital expenditure during such period as a result of such Person reusing or beginning to reuse such asset during such period without a corresponding expenditure actually having been made in such period, provided that (i) any expenditure necessary in order to permit such asset to be reused shall be included as a Capital Expenditure during the period that such expenditure actually is made and (ii) such book value shall have been included in Capital Expenditures when such asset was originally acquired;

(d)	the purchase price of equipment purchased during such period to the extent the consideration therefor consists of any combination of (i) used or surplus equipment traded in at the time of such purchase or (ii) the proceeds of a concurrent sale of used or surplus equipment, in each case, in the ordinary course of business;

(e)	“lost in hole” replacement capital expenditures to the extent invoiced to customers of the Corporation or its Subsidiaries in the ordinary course of business (and paid by such customers within 90 days);

(f)	expenditures to the extent funded by a prepayment or deposit (“Capex Deposit”) that was either (i) made on or prior to December 31, 2008 or (ii) if made after December 31, 2009, is included in the calculation of Capital Expenditures for a prior year; and

(g)	non-cash adjustments to the fixed or capital assets in the period due to changes in GAAP, accounting policy or the adoption of new accounting rules.
“Capital Lease Obligations”: as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Indenture, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.
“Capital Stock”: any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.
“Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or Canadian government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, as applicable, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits, bankers’ acceptances or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or Canada or any state or province thereof having combined capital and surplus of not less than US$15,000,000,000; and (c) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, province, commonwealth or territory of the United States or Canada, by any political subdivision or taxing authority of any such state, province, commonwealth or territory of the United States or Canada or by any foreign government, the securities of which state, province, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, or the equivalent thereof by DBRS, Inc.
“Centralized Banking Agreement”: the centralized banking agreement entered into or to be entered into among the Corporation, Precision Limited Partnership and Royal Bank of Canada providing for the administration of and netting of balances between Canadian bank accounts maintained by the Corporation and certain Subsidiaries with Royal Bank of Canada, as amended, restated or otherwise modified from time to time including, but not limited to, through the addition of new Subsidiaries as parties thereto and withdrawals of Subsidiaries therefrom from time to time, and including any replacement thereof entered into by the Corporation and any Subsidiaries with Royal Bank of Canada from time to time.
“Change of Control”: (a) prior to a Permitted Reorganization and other than as a result of a Permitted Reorganization (i) any Person becomes a Control Person in respect of Holdings, (ii) the board of trustees of Holdings shall cease to consist of a majority of Continuing Trustees, (iii) the board of directors of the Corporation shall cease to consist of a majority of Continuing Directors, or (iv) Holdings shall cease to own and control, beneficially, directly or indirectly, 100% of each class of outstanding Capital Stock of the Corporation (disregarding the Exchangeable LP Units) free and clear of all Liens (except Liens created by the December 2008 Loan Documents), or (b) after a Permitted Reorganization (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 35% of any class of the outstanding Voting Capital Stock of Parent, (ii) the board of directors (or similar governing body) of Parent (if other than the New Corporation) shall cease to consist of a majority of Continuing Directors, (iii) the board of directors (or similar governing body) of the New Corporation shall cease to consist of a majority of Continuing

Directors, or (iv) Parent (if other than the New Corporation) shall cease to own and control, beneficially, directly or indirectly, 100% of each class of outstanding Capital Stock of the New Corporation free and clear of all Liens (except Liens created by the December 2008 Loan Documents).
“Closing Date”: the date on which the conditions precedent set forth in Section 5.1 shall have been satisfied, which date is April 22, 2009.
“Code”: the Internal Revenue Code of 1986, as amended from time to time.
“Compliance Certificate”: a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.
“Computation Period”: any of, as relevant, (i) the two fiscal quarter period ending June 30, 2009, (ii) the three fiscal quarter period ending September 30, 2009, and (iii) any period of four consecutive fiscal quarters ending thereafter.
“Consolidated Capitalization”: as at the last day of each fiscal quarter, the sum of (a) Consolidated Total Debt at such time, and (b) the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of Holdings at such time as unitholders’ equity or, following a Permitted Reorganization, shareholders’ equity.
“Consolidated Cash Flow”: for any period, Consolidated Net Income (excluding, for certainty, any income tax expenses, penalties and interest related to the Contingent Tax Liabilities) for such period (prior to distributions made pursuant to Section 7.5(d)) plus Consolidated Interest Expense, deferred income taxes and depreciation, non-cash depletion and amortization expense and any other non-cash expenses and charges deducted in the compilation of such Consolidated Net Income.
“Consolidated Current Assets”: at any date, all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of Holdings and its Subsidiaries at such date.
“Consolidated Current Liabilities”: at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of Holdings and its Subsidiaries at such date, but excluding without duplication: (a) the current portion of any Funded Debt of Holdings and its Subsidiaries, (b) all Indebtedness consisting of Revolving Loans or Swingline Loans (as those terms are defined in the Senior Credit Agreement) and (c) all Indebtedness in respect of Specified Operating Facilities and other local lines of credit permitted under Section 7.1(q), in each case to the extent otherwise included therein.

“Consolidated Debt to Capitalization Ratio”: as at the last day of each fiscal quarter following a Permitted Reorganization, the ratio of Consolidated Total Debt at such time to Consolidated Capitalization at such time.
“Consolidated EBITDA”: for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the determination of such Consolidated Net Income for such period, the sum of: (a) income tax expense, including interest and penalties thereon, (b) interest expense, amortization or writeoff of debt discount (including original issue discount) and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Notes), (c) depreciation, non-cash depletion and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs and any other non-cash expenses and charges in the period (including non-cash foreign exchange expenses), (e) any extraordinary non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on the sale of assets outside of the ordinary course of business) all, in the case of clauses (a) through (e) above, as determined on a consolidated basis, and (f) for purposes of any determination of Consolidated EBITDA for any four fiscal quarter period ending on or prior to December 31, 2010, the amount of any documented non-recurring restructuring and integration costs (including severance costs, costs of closing offices, moving costs, terminations of leases and other agreements, new accounting systems, new office space and travel costs) associated with the Acquisition and incurred during any such period, to the extent reasonable backup is provided to support such costs upon request by the Purchasers; provided, that the aggregate amount of such costs that may be added to Consolidated EBITDA pursuant to this clause (f) shall not exceed US$50,000,000 and minus, (a) to the extent included in the determination of such Consolidated Net Income for such period, the sum of (i) interest income, (ii) any extraordinary income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business), (iii) income tax credits (to the extent not netted from income tax expense) and (iv) any other non-cash income (including non-cash foreign exchange income) all, in the case of clauses (i) through (iv) above, as determined on a consolidated basis, and (b) any cash payments made during such period in respect of items described in clause (e) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis. For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Leverage Ratio, (i) if at any time during such Reference Period Holdings or any

Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced after giving pro forma effect thereto by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period Holdings or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by Holdings and its Subsidiaries in excess of US$25,000,000; and “Material Disposition” means any Disposition of property or series of related Dispositions of property that yields gross proceeds to Holdings or any of its Subsidiaries in excess of US$25,000,000; provided, that in determining the Consolidated Leverage Ratio for purposes of Section 8.1, Consolidated EBITDA for the fiscal quarters ended June 30, 2008 and September 30, 2008 shall be $116,960,000 and $203,747,000 respectively. For the avoidance of doubt, “Consolidated EBITDA” for the fiscal quarter ending December 31, 2008 shall include results from the Target for all of such fiscal quarter.
“Consolidated Interest Expense”: for any period, (a) total cash interest expense (including that attributable to Capital Lease Obligations) of Holdings and its Subsidiaries for such period with respect to all outstanding Indebtedness of Holdings and its Subsidiaries (including all cash commissions, discounts in respect of bankers’ acceptances and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP and, for the avoidance of doubt, excluding any debt discount (including original issue discount), debt issuance costs and commissions, brokerage fees, underwriter fees and other upfront fees and other fees associated with Indebtedness (including the Notes)) minus (b) total cash interest income of Holdings and its Subsidiaries, in each case determined on a consolidated basis.
“Consolidated Leverage Ratio”: as at the last day of any period, the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated EBITDA for such period.
“Consolidated Net Income”: for any period, the consolidated net income (or loss) of Holdings and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of Holdings or is merged into or consolidated with Holdings or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of Holdings) in which Holdings or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by Holdings or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of Holdings to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Note Document) or Requirement of Law applicable to such Subsidiary.
“Consolidated Total Debt”: at any date, without duplication, (a) the aggregate principal amount of all Indebtedness (other than Indebtedness specified in clause (c) of the definition thereof and Indebtedness permitted under Section 7.1(g) to the extent cash in respect of the repurchase, redemption, conversion or settlement of the Existing Convertible Securities has been and remains on deposit with the trustee thereof) of Holdings and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP, minus (b) the amount, up to US$50,000,000, of cash pledged to cash collateralize Term Loans, letters of credit and/or swingline loans pursuant to and in accordance with the Senior Credit Agreement; provided, that no amounts shall be subtracted pursuant to this clause (b) unless at least US$25,000,000 of cash is so pledged, minus (c) Consolidated Working Capital at such date.
“Consolidated Working Capital”: at any date, the excess of Consolidated Current Assets on such date over Consolidated Current Liabilities on such date, provided that, for purposes of the definition of “Consolidated Total Debt”, “Consolidated Working Capital” shall be the excess of cash, prepaid expenses and accounts receivable (net of (a) provisions for doubtful accounts determined in accordance with GAAP, and (b) receivables that are more than 60 days old) over accounts payable.
“Contingent Tax Liabilities”: the contingent tax liabilities disclosed in note 25 to the financial statements of Holdings as at and for the period ended December 31, 2008.
“Continuing Directors”: in respect of any Person, the directors (or other Persons performing similar functions) of such Person on the Closing Date, and each other director (or similar Person), if, in each case, such other director’s (or other Person’s (who is performing similar functions)) nomination for election to the board of directors (or other body performing similar functions) of such Person is recommended by a majority of the then Continuing Directors or the Continuing Trustees, as the case may be.
“Continuing Trustees”: the trustees of Holdings on the Closing Date, and each other trustee, if, in each case, such other trustee’s nomination for election to the board of trustees of Holdings is recommended by a majority of the then Continuing Trustees.
“Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
“Control Person”: any Person that holds or is one of a combination of Persons acting jointly or in concert that acquires or controls more than 35% of the outstanding Trust Units or a sufficient number of Trust Units, Exchangeable LP Units or other units or beneficial interests in Holdings, to elect or appoint a majority of the Trustees of Holdings; provided, that for purposes of this definition, the term “control” as applied to any Trust Units means the possession, directly or indirectly, of the power to cause the voting of voting rights associated with any Trust Unit or with any Exchangeable LP Units or any other securities convertible into Trust Units or Exchangeable LP Units, whether through the ownership of voting securities, by contract or otherwise.
“Convertible Debentures”: any convertible subordinated debentures or notes issued by Holdings which satisfy each of the following conditions: (i) an initial final maturity or due date in respect of repayment of principal thereof extending beyond the Maturity Date; (ii) no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Trust Units or other Capital Stock of Holdings as contemplated in clause (vii) below and other than on a change of control of Holdings where a Change of Control would also occur) prior to the Maturity Date; (iii) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are by their express terms subordinate and junior in right of payment to all obligations under this Indenture and the other Note Documents; (iv) upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Indenture which has not been rescinded, no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes; (v) upon any distribution of assets of Holdings on any dissolution, winding up, total liquidation or reorganization of Holdings (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all obligations under this Indenture and the other Note Documents shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes; (vi) the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the obligations under this Indenture or enforcement of the rights and remedies of the Purchasers hereunder or under any other Note Document shall not in and of themselves (A) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same or (B) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and (vii) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of Holdings (but subject to the definition of “Change of Control”), by delivering Trust Units or other Capital Stock of Holdings in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units or other Capital Stock of Holdings are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).
“Corporation”: as defined in the preamble hereto; provided, that such term shall also include any Person that assumes the Notes pursuant to Section 2.7 and, following a Permitted Reorganization, the New Corporation (if applicable).
“Debtor Relief Laws”: any of Title 11 of the United States Code entitled “Bankruptcy”, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or other similar debtor relief law of Canada, the United States or any other applicable jurisdiction from time to time in effect and affecting the rights of creditors generally.
“December 2008 Loan Documents”: the loan and security documents delivered by Holdings or any of its Subsidiaries pursuant to the Senior Credit Agreement.
“Default”: any of the events specified in Article 10, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
“Disposition”: with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Distributable Cash Flow”: for any period, Consolidated Cash Flow for such period determined without regard to non-cash working capital, plus, without duplication, proceeds of Dispositions made as permitted by Section 7.4 during the applicable period not otherwise reinvested or applied toward the prepayment of Term Loans in accordance with Section 6.11, minus principal, interest and other debt service payments (including all cash commissions, discounts in respect of bankers’ acceptances and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP but excluding any debt discount (including original issue discount), debt issuance costs and commissions, brokerage fees, underwriter fees and other upfront fees and other fees associated with Indebtedness (including the Notes)) made during such period in respect of Indebtedness (including the Notes) of Holdings or any of its Subsidiaries (other than principal payments in respect of revolving credit loans (including the Revolving Extensions of Credit (as that term is defined in the Senior Credit Agreement), Specified Operating Facilities and local lines of credit permitted under Section 7.1(q)) to the extent not accompanied by a permanent reduction in the accompanying revolving credit commitments).
“Distributions”: as defined in Section 7.5(d).
“Dollars” and “$”: dollars in lawful currency of Canada.
“ECF Percentage”: (a) 75% if the Consolidated Leverage Ratio as of the last day of such fiscal year is greater than or equal to 2.00 to 1.00 or, following a Permitted Reorganization, the Consolidated Debt to Capitalization Ratio as of the last day of such fiscal year is greater than or equal to 0.30 to 1.00, (b) 50% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 2.00 to 1.00 but greater than or equal to 1.25 to 1.00, (c) 25% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 1.25 to 1.00 but greater than or equal to 0.75 to 1.00 and (d) 0% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 0.75 to 1.00.
“Environmental Laws”: any and all foreign, Federal, state, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.
“Environmental Liabilities”: any and all liabilities for any Release, any environmental damage, any costs (including any response costs) or natural resource damages caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, related in any way to the operations of the Corporation or any Subsidiaries, whether or not caused by a breach of Environmental Laws, including, without limitation, all such liabilities arising from or related to any surface, underground, air, ground water or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; violation of Environmental Laws; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.
“ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time.
“ERISA Affiliate”: any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.
“ERISA Event”: (a) any Reportable Event; (b) any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA) applicable to such Pension Plan; (c) the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, the failure to make by its due date a required payment under Section 430(j) of the Code with respect to any Pension Plan or the failure by any Group Member or any ERISA Affiliate to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Group Member or any ERISA Affiliate of any material liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any material Lien in favor of the PBGC or any Pension Plan; (e) a determination that any Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430(i) of the Code); (f) the appointment of a trustee to administer any Pension Plan under Section 4042 of ERISA; or (g) the incurrence by any Group Member or any ERISA Affiliate of any material liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 of ERISA.
“Event of Default”: any of the events specified in Article 10, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
“Excess Cash Flow”: for any fiscal year of Holdings, the excess, if any, of (a) the sum, without duplication, of: (i) Consolidated Net Income for such fiscal year,

(ii) the amount of all non-cash charges (including depreciation, depletion and amortization) deducted in arriving at such Consolidated Net Income, (iii) decreases in Consolidated Working Capital for such fiscal year, and (iv) the aggregate net amount of non-cash loss on the Disposition of property by Holdings and its Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent deducted in arriving at such Consolidated Net Income over (b) the sum, without duplication, of (i) the amount of all non-cash credits included in arriving at such Consolidated Net Income, (ii) the aggregate amount actually paid by Holdings and its Subsidiaries in cash during such fiscal year on account of Capital Expenditures (excluding the principal amount of Indebtedness incurred in connection with such expenditures and any such expenditures financed with the proceeds of any Reinvestment Deferred Amount), (iii) the aggregate amount of all prepayments of revolving loans and swingline loans under the Senior Credit Agreement during such fiscal year to the extent accompanying permanent optional reductions of the revolving commitments thereunder and all optional prepayments of the Term Loans during such fiscal year, (iv) the aggregate amount of all regularly scheduled principal payments of Funded Debt (including the Term Loans and the Notes) of Holdings and its Subsidiaries made during such fiscal year (other than in respect of any revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder), (v) increases in Consolidated Working Capital for such fiscal year, (vi) in the case of any Distribution made during any Computation Period for which the Trust Distribution Amount is being computed pursuant to clause (A) of the definition thereof, without duplication, that portion of Operating Cash Flow Before Working Capital actually distributed in cash during such Computation Period as permitted by Section 7.5(d) and (vii) the aggregate net amount of non-cash gain on the Disposition of property by Holdings and its Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent included in arriving at such Consolidated Net Income.
“Exchangeable LP Units”: the limited partnership units of the Precision Drilling Limited Partnership that are exchangeable into Trust Units pursuant to any voting and exchange trust agreement or similar agreement.
“Excluded Subsidiaries”: the Subsidiaries listed on Schedule 1.1B, except to the extent any such Subsidiaries become a party to the Guarantee pursuant to Section 6.10 after the date hereof, and any Securitization Subsidiary.
“Existing Convertible Securities”: the Target’s 3.75% Contingent Convertible Senior Notes due 2023, in each case issued prior to the Closing Date.
“Expansion Capital Expenditures”: all Capital Expenditures of Holdings and its Subsidiaries other than Upgrade Capital Expenditures.

“Foreign Benefit Arrangement”: any employee benefit arrangement mandated by non-US or non-Canadian law that is maintained or contributed to by any Group Member or any ERISA Affiliate.
“Foreign Plan”: each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) that is not subject to US or Canadian law and is maintained or contributed to by any Group Member or any ERISA Affiliate.
“Foreign Subsidiary Guarantor”: each Subsidiary Guarantor that is not a North American Subsidiary Guarantor.
“Funded Debt”: as to any Person, all Indebtedness of such Person that matures more than one year from the date of its creation or matures within one year from such date but is renewable or extendible, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including all current maturities and current sinking fund payments in respect of such Indebtedness whether or not required to be paid within one year from the date of its creation and, in the case of the Corporation, Indebtedness in respect of the Notes.
“GAAP”: generally accepted accounting principles in Canada as in effect from time to time, except that for purposes of Section 8.1 and Section 7.6, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 4.1(b). In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Indenture, then the Corporation and the Purchasers agree to enter into negotiations in order to amend such provisions of this Indenture so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating Holdings’ financial condition shall be substantially the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by Holdings, the Corporation and the Purchasers, all financial covenants, standards and terms in this Indenture shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants, and in all events including changes resulting from implementation of the International Financial Reporting Standards to the extent required by the Canadian Accounting Standards Board.

“Governmental Authority”: any nation or government, any state, provincial, territorial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.
“Group Members”: the collective reference to Holdings, the Corporation and their respective Subsidiaries.
“Guarantee”: the Guarantee Agreement to be executed and delivered by Holdings and each Subsidiary Guarantor, substantially in the form of Exhibit A-2.
“Guarantee Obligation”: as to any Person (the “guaranteeing person”), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Corporation in good faith.
“Guarantors”: the collective reference to Holdings and the Subsidiary Guarantors.

“Holdings”: as defined in the preamble hereto and, following a Permitted Reorganization, Parent. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
“Indebtedness”: of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (i) current trade payables incurred in the ordinary course of such Person’s business and (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, (g) the liquidation value of all preferred Capital Stock of such Person which is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, at the option of the holder thereof, or matures or is mandatorily redeemable, in whole or in part, on or prior to the date that is six months after the Maturity Date, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor. Notwithstanding the foregoing, solely for purposes of calculating the Consolidated Leverage Ratio and the Consolidated Debt to Capitalization Ratio, “Indebtedness” shall be deemed not to include the Existing Convertible Securities to the extent cash in respect of the conversion and settlement of such Existing Convertible Securities has been deposited with the trustee thereof.
“Indenture”: as defined in the preamble hereto.

“Insolvency”: with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.
“Insolvency of Holdings”: any of the following with respect to Precision Drilling Trust:
(a)	if Precision Drilling Trust shall be unable, or admits in writing its inability or failure, to pay its debts generally as they become due or makes a general assignment for the benefit of its creditors or commits or threatens to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time;

(b)	if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against Precision Drilling Trust seeking an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with or distribution to creditors, a readjustment of debts, the appointment of a trustee in bankruptcy, receiver, liquidator, or the like of all or any substantial part of the Trust Fund, or any other like relief in respect of Precision Drilling Trust or the Trust Fund under any bankruptcy, winding up, reorganization (other than pursuant to a Permitted Reorganization) or insolvency law and the same shall continue undismissed or unstayed for any period of 60 consecutive days;

(c)	if the Trustees shall: (i) pursuant to winding up, bankruptcy, insolvency, arrangement or similar laws, apply for or consent to the appointment of a receiver, trustee, intervenor, custodian, liquidator, interim receiver, receiver-manager, assignee, sequestrator or similar official of itself or of all or a substantial part of its assets; (ii) file a voluntary petition in bankruptcy; (iii) commence any proceeding or file a petition, answer, consent, proposal or plan, or give any notice of its intention to do so, seeking any liquidation, winding up or reorganization or seeking any arrangement, compromise, adjustment, composition, moratorium or other relief whatsoever in respect of its indebtedness and liabilities to its creditors, or any class or classes thereof, under any applicable bankruptcy, insolvency, arrangement or similar law or consent to the filing of any such petition, proposal, plan or proceeding; or (iv) file an answer admitting the material allegations of or consent to or default in answering a petition filed against it in any winding up, bankruptcy, reorganization or insolvency proceeding, or action shall be taken by such Person for the purpose of effecting any of the foregoing;

(d)	if an order, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving the appointment of a receiver, receiver-manager, interim receiver, trustee in bankruptcy, intervenor, custodian, or liquidator of Precision Drilling Trust or of any substantial portion of the Trust Fund and such order, judgment or decree shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

(e)	any event (other than pursuant to a Permitted Reorganization) resulting in the dissolution, termination, winding-up or insolvency of Holdings.
“Insolvent”: pertaining to a condition of Insolvency.
“Insolvent Person”: As of any date of determination a person who resides, carries on business or has property in Canada and (a) who is for any reason unable to meet his obligations as they generally become due, (b) who has ceased paying his current obligations in the ordinary course of business as they generally become due, or (c) the aggregate of whose property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all his obligations, due and accruing due.
“Intellectual Property”: the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, Canadian, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
“Interest Payment Date”: the last day of each March, June, September and December (or, if an Event of Default is in existence, the last day of each calendar month) to occur while any Note is outstanding and the final maturity date of such Note.
“Investments”: as defined in Section 7.7.
“Judgment Currency”: as defined in Section 11.17.
“Lien”: any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing but excluding, for certainty, deemed security interests arising under Section 1(1)(tt)(ii) of the Personal Property Security Act (Alberta) or similar legislation with respect to transfers of accounts, consignments of goods and leases with a term of more than one year that are not capital leases, in each case that do not secure performance of a payment or other obligation).
“Limited Partnership Agreement”: the Limited Partnership Agreement of Precision Drilling Limited Partnership, dated as of September 28, 2005, among 1194312 Alberta Ltd., Holdings and the limited partners of Precision Drilling Limited Partnership, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.
“Make-Whole Amount”: with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:
(a)	“Applicable Percentage” means 2.00% (200 bps).

(b)	“Called Principal” means, with respect to any Note, the principal of such Note that has become or is declared to be immediately due and payable pursuant to this Indenture.

(c)	“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

(d)	“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by the yields, determined by the Purchasers, acting reasonably, in accordance with accepted financial practice as of 8:00 A.M. (Edmonton time) on the second Business day preceding the Settlement Date with respect to such Called Principal, for the most recently issued actively traded on the run Canadian federal government treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.
(e)	“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

(f)	“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to this Indenture.

(g)	“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal has become or is declared to be immediately due and payable pursuant to this Indenture.
“Material Adverse Effect”: a material adverse effect on (a) the business, property, operations or condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole except to the extent any such effect results directly and solely from the Contingent Tax Liabilities becoming due to the relevant taxing authorities or (b) the validity or enforceability of this Indenture or any of the other Note Documents or the rights or remedies of the Purchasers hereunder or thereunder.
“Material Contract”: any contract listed on Schedule 7.15 and any other contract entered into by Holdings or any of its Subsidiaries that the Purchasers designate in writing and with notice to the Corporation as a “Material Contract”.
“Material Subsidiary”: as to any Person, any Subsidiary of such Person owning assets having a fair market value of at least US$1,000,000 in the aggregate.
“Materials of Environmental Concern”: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, and any other substance, material or wastes that could reasonably be expected to give rise to an Environmental Liability, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.
“Maturity Date”: April 22, 2017.
“Moody’s”: Moody’s Investors Service, Inc. and its successors.
“Multiemployer Plan”: a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
“Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, brokerage fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a December 2008 Loan Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes (including withholding taxes) paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Capital Stock or any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, brokerage fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.
“New Corporation”: as defined in the definition of “Permitted Reorganization”.
“Non-Excluded Taxes”: as defined in Section 2.8(a).
“Non-U.S. Purchaser”: as defined in Section 2.8(d).
“Note Documents”: this Indenture, the Guarantee and the Notes, and any amendment, waiver, supplement or other modification to any of the foregoing.
“Note Parties”: each Group Member that is a party to a Note Document.
“Notes”: as defined in Section 2.1.

“Obligations”: the unpaid principal of and interest on (including interest accruing after the maturity of the Notes and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Corporation, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Notes and all other obligations and liabilities of the Corporation to the Purchasers, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Indenture, any other Note Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to Alberta Investment Management Corporation and the Purchasers that are required to be paid by Holdings or the Corporation pursuant hereto) or otherwise.
“Operating Cash Flow Before Working Capital”: for any period, (a) Consolidated EBITDA for such period minus (b) Consolidated Interest Expense for such period minus (c) net income tax expenses for Holdings and its Subsidiaries paid in cash during such period (excluding any income tax expenses, penalties and interest related to the Contingent Tax Liabilities (but not, for certainty, interest related to any Indebtedness incurred to finance the payment of the Contingent Tax Liabilities) paid during such period in cash, to the extent financed with the proceeds of Indebtedness (including drawings under letters of credit and reimbursement obligations in respect thereof), other than under the North American Revolving Facility (as that term is defined in the Senior Credit Agreement), the Canadian Revolving Facility (as that term is defined in the Senior Credit Agreement) or any Specified Operating Facility).
“Other Taxes”: any and all present or future stamp or documentary or other excise or property taxes, charges or similar taxes or levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Indenture or any other Note Document.
“Parent”: as defined in the definition of “Permitted Reorganization.”
“Participant”: as defined in Section 11.6(c).
“PBGC” the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).
“Pension Plan”: any Plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
“Permitted Acquisition”: any acquisition by the Corporation or any other Subsidiary, whether by purchase, merger or otherwise, of all or substantially all of the assets or Capital Stock of any Person or of all or substantially all of the assets constituting a business line or unit or a division of any Person; provided, that (a) at the time of such acquisition and after giving effect thereto no Default or Event of Default shall have occurred and be continuing and Holdings and its Subsidiaries shall be in compliance with Section 6.10, and the financial covenants set forth in section 8.1 of the Senior Credit Agreement and, if applicable, the financial covenants set forth in any Refinancing Credit Agreement on a pro forma basis after giving effect to such acquisition as of the last day of the fiscal quarter most recently ended; (b) such acquisition shall be consummated in all material respects in accordance with all applicable laws and in conformity with all applicable governmental authorizations; (c) in the case of the acquisition of Capital Stock of a Person organized in Canada or the United States or any province or state thereof, the Person whose Capital Stock is acquired shall become a Subsidiary and a Guarantor and shall otherwise comply with the applicable requirements of Section 6.10; (d) in the case of any acquisition of US$100,000,000 or more (whether paid in cash, securities, the assumption of debt or otherwise), the Corporation shall have delivered to Purchasers at least five Business days prior to such proposed acquisition, a certificate evidencing compliance with the criteria hereof, together with a reasonably detailed description of such acquisition, including the aggregate consideration for such acquisition, and any other information reasonably required to demonstrate such compliance; and (e) such acquisition shall be consensual.
“Permitted Reorganization”: a reorganization, in a transaction or series of related transactions, of Holdings and/or the Corporation and/or their respective direct and/or indirect Subsidiaries for the purposes of avoiding the application of the Canadian “SIFT” Rules and any related tax or trust, corporate or partnership reorganization including, without limitation, the contemporaneous or, to the extent entered into in connection with such reorganization, subsequent termination or winding-up of Holdings (provided that if Precision Drilling Trust remains in existence, it shall remain a Guarantor); provided, that such reorganization satisfies the following conditions (a) if Holdings elects to change the issuer of the Notes hereunder, one or more Solvent entities organized under the laws of Canada, the United States, or a province or state thereof (collectively, the “New Corporation”) shall assume, pursuant to documentation reasonably acceptable to the Purchasers, all of the applicable obligations and liabilities of the Corporation under this Indenture and the other Note Documents, and thereafter all references to the “Corporation” for purposes of this Indenture and the other

Note Documents shall be deemed to include the New Corporation, (b) the ultimate parent company resulting from such reorganization (“Parent”), if not the New Corporation, shall assume all of the applicable obligations of Holdings under this Indenture and the other Note Documents pursuant to documentation reasonably acceptable to the Purchasers and thereafter all references to “Holdings” for purposes of this Indenture and the other Note Documents shall be deemed to be a reference to Parent, and Parent (if not the New Corporation) and the New Corporation (if applicable) shall comply, and shall cause their respective Subsidiaries to comply, with the applicable requirements of Section 6.10, (c) Parent and the New Corporation (if applicable) shall deliver legal opinions of Bennett Jones LLP and/or Mayer Brown LLP or other independent legal counsel reasonably satisfactory to the Purchasers, addressed to the Purchasers, that all assumption agreements and guarantees entered into pursuant to clauses (a) and (b) above are enforceable in accordance with their terms, including customary opinions as to existence, power and authority (subject in each case to customary qualifications and assumptions), (d) after giving effect to any steps taken in accordance with Section 11.18, no Default or Event of Default shall have occurred and be continuing nor will result therefrom, (e) the reorganization shall not result in any adverse tax consequences related to withholding tax or similar amounts in respect of payments to the Purchasers hereunder or under any other Note Document (after taking into account the Corporation’s indemnification obligations under Section 2.8), (f) the reorganization shall not, by itself, result in any reduction to the corporate credit rating of Holdings or the Corporation by either S&P or Moody’s from that in effect immediately prior to the reorganization and (g) the Purchasers shall receive the benefit of such other representations and warranties, assurances, legal opinions (subject to customary qualifications and assumptions) and other documents with respect to such reorganization as may be reasonably requested by the Purchasers including, without limitation, to preserve as against the Parent, the New Corporation (if applicable) and other entities resulting from the reorganization the substance of Article 6, Article 7 and Article 10 hereof and the Parent, the New Corporation (if applicable), the other entities resulting from the reorganization and the Purchasers, each acting reasonably, shall enter into such amendments and other documents as requested or required by the Purchasers in accordance with the foregoing to give effect to the terms of this Indenture (including Section 11.18) with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of Article 6, Article 7 and Article 10 hereof.
“Person”: an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture entity, Governmental Authority or other entity of whatever nature.

“Plan”: any employee benefit plan as defined in Section 3(3) of ERISA, including any employee welfare benefit plan (as defined in Section 3(1) of ERISA), any employee pension benefit plan (as defined in Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Group Member or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA, excluding Foreign Benefit Arrangements, Foreign Plans, Canadian Benefit Plans and Canadian Pension Plans.
“PPSA”: the Personal Property Security Act (Alberta) (or any successor statute) or similar legislation of any other Canadian jurisdiction, the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, validity or effect of security interests.
“Pro Forma Statement of Operations”: as defined in Section 4.1(a).
“Prohibited Transaction”: as defined in Section 406 of ERISA and Section 4975(f)(3) of the Code.
“Projections”: as defined in Section 6.2(b).
“Properties”: as defined in Section 4.18(a).
“Prospectus”: the short form base shelf prospectus of Holdings dated February 4, 2009, as supplemented by the prospectus supplement dated February 9, 2009, together with the documents incorporated by reference therein.
“Purchasers”: as defined in the preamble hereto.
“Qualified Securitization Financing”: any Securitization Financing that meets the following conditions (a) the board of directors of the Corporation shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Corporation and, if applicable, the Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets are made at fair market value (as determined in good faith by the Corporation) and (c) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Corporation) and may include Standard Securitization Undertakings.
“Recovery Event”: any settlement of or payment in excess of $5,000,000 in respect of (a) any property or casualty insurance claim or (b) any condemnation or expropriation proceeding relating to any asset of any Group Member.
“Redemption Notes”: the notes defined as such in the Trust Declaration.

“Refinancing Credit Agreement”: any credit agreement pursuant to which Holdings, Parent or any Subsidiary (including the Corporation) of either of them incurs Refinancing Indebtedness from time to time.
“Refinancing Indebtedness”: any Indebtedness of Holdings, Parent or any Subsidiary (including the Corporation) of either of them incurred from time to time in exchange for, or the proceeds of which are used to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any Indebtedness of Holdings, Parent or any Subsidiary of either of them (including any “Additional Borrower”, as that term is defined in the Senior Credit Agreement) under or in respect of the Senior Credit Agreement or any Refinancing Credit Agreement.
“Regulation U”: Regulation U of the Board as in effect from time to time.
“Reinvestment Deferred Amount”: with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by any Group Member in connection therewith that are not applied to prepay the Term Loans pursuant to Section 6.11 as a result of the delivery of a Reinvestment Notice.
“Reinvestment Event”: any Asset Sale or Recovery Event in respect of which the Corporation has delivered a Reinvestment Notice.
“Reinvestment Notice”: a written notice executed by a Responsible Officer stating that no Event of Default has occurred and is continuing and that the Corporation or the Parent (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to acquire, improve or repair assets useful in its business including Capital Expenditures and any Permitted Acquisitions.
“Reinvestment Prepayment Amount”: with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to acquire or repair assets useful in the Corporation’s business.
“Reinvestment Prepayment Date”: with respect to any Reinvestment Event, the earlier of (a) the date occurring 12 months after such Reinvestment Event and (b) the date on which the Corporation shall have determined not to, or shall have otherwise ceased to, acquire or repair assets useful in the Corporation’s business with all or any portion of the relevant Reinvestment Deferred Amount.
“Release”: any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any Materials of Environmental Concern in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Materials of Environmental Concern), or in, into or out of any vessel or facility, including the movement of any Materials of Environmental Concern through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.
“Reorganization”: with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.
“Reportable Event”: any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events for which the thirty day notice period has been waived.
“Requirement of Law”: as to any Person, the Certificate of Incorporation and By-Laws, Articles of Incorporation or Amalgamation or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
“Responsible Officer”: the chief executive officer, president, chief financial officer or vice president, finance of the Corporation, but in any event, with respect to financial matters, the chief financial officer or vice president, finance of the Corporation.
“Restricted Payments”: as defined in Section 7.5.
“Revolving Loans”: as defined in the Senior Credit Agreement.
“S&P”: Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
“Sale and Repurchase Agreements”: the Sale and Repurchase Agreement, dated as of December 23, 2008, by and between the Corporation and Precision Lobos Corporation, as in effect on the Closing Date, and any other sale and repurchase agreements or similar agreements among any of the Note Parties entered into after the date hereof; provided that any restrictions on Restricted Payments, payments of Indebtedness, loans, Investments, transfers and other transactions contained in such other agreements which are subject to the restrictions in Section 7.13 of this Indenture are in the reasonable judgment of the Purchasers no more restrictive to any Note Party in all material respects as the analogous restrictions in the Sale and Repurchase Agreement, dated as of December 23, 2008, and the applicable covenants therein are qualified so as to permit exceptions thereto for the purpose of permitting payment of the Obligations under this Indenture and the other Note Documents to the same extent in all material respects as the qualifications contained in the Sale and Repurchase Agreement, dated as of December 23, 2008.
“SEC”: the United States Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.
“Securitization Assets”: the accounts receivable and related rights to payment subject to a Qualified Securitization Financing and the proceeds thereof.
“Securitization Financing”: any transaction or series of transactions that may be entered into by the Corporation or any Subsidiary pursuant to which the Corporation or any Subsidiary may sell, convey or otherwise transfer to a Securitization Subsidiary, or may grant a security interest in, any Securitization Assets of the Corporation or any Subsidiary, and any assets related thereto, including all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets. Notwithstanding the foregoing, “Securitization Financing” shall also include any receivables factoring or securitization arrangements that deviate from the foregoing (including by not involving a Securitization Subsidiary) but contain parameters that are customary for such arrangements in Canada.
“Securitization Repurchase Obligation”: any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.
“Securitization Subsidiary”: a wholly owned Subsidiary of the Corporation (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Corporation or any Subsidiary makes an Investment and to which the Corporation or any Subsidiary transfers Securitization Assets and related assets) that engages in no activities other than in connection with the financing of Securitization Assets of the Corporation or any Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the board of directors of the Corporation or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Corporation or any Subsidiary, other than another

Securitization Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii)is recourse to or obligates the Corporation or any Subsidiary, other than another Securitization Subsidiary, in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Corporation or any Subsidiary, other than another Securitization Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which none of the Corporation or any Subsidiary, other than another Securitization Subsidiary, has any material contract, agreement, arrangement or understanding other than on terms which the Corporation reasonably believes to be no less favorable to the Corporation or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Corporation and (c) to which none of the Corporation or any Subsidiary, other than another Securitization Subsidiary, has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the board of directors of the Corporation or such other Person shall be evidenced to the Purchasers by delivery to the Purchasers of a certified copy of the resolution of the board of directors of the Corporation or such other Person giving effect to such designation and a certificate executed by a Responsible Officer certifying that such designation complied with the foregoing conditions.
“Senior Credit Agreement”: the Credit Agreement dated as of December 23, 2008 among Holdings, as a guarantor, the Corporation, as borrower, the several lenders from time to time parties thereto, HSBC Bank Canada and The Toronto-Dominion Bank, as co-documentation agents, Deutsche Bank Securities Inc., as syndication agent, and Royal Bank of Canada, as administrative agent, as amended by a First Amendment dated as of February 2, 2009, a Second Amendment dated as of February 11, 2009, and a Third Amendment dated as of March 25, 2009, and as further amended, supplemented, restated or otherwise modified from time to time.
“Solvent”: (a) when used with respect to any Person organized in the United States, means that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal, state and provincial laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its debts as they mature and (b) when used with respect to any Person organized in Canada, means that, as of any date of determination, such Person is not an Insolvent Person. For purposes of this definition, (A) “debt” means liability on a “claim”, and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.
“Specified Cash Management Agreement”: any agreement providing for treasury, depositary, purchasing card or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions between the Corporation or any Guarantor and any lender under the Senior Credit Agreement or affiliate thereof. For the avoidance of doubt, the Centralized Banking Agreement shall constitute a Specified Cash Management Agreement.
“Specified Operating Facilities”: one or more bilateral operating facilities provided by any of the lenders under the Senior Credit Agreement or the respective affiliates thereof to the Corporation and/or any Guarantor providing for borrowings to be made and/or letters of credit to be issued pursuant thereto in an aggregate amount not to exceed US$60,000,000, including but not limited to the facilities described on Schedule 1.1C to the Senior Credit Agreement.
“Standard Securitization Undertakings”: representations, warranties, covenants and indemnities entered into by the Corporation or any Subsidiary of the Corporation which the Corporation has determined in good faith to be customary, necessary or advisable in a Securitization Financing.
“Subject Property”: as defined in Section 7.2(g).
“Subscription Agreement”: the subscription agreement dated April 20, 2009 among Holdings, the Corporation and Her Majesty the Queen in Right of the Province of Alberta.
“Subsidiary”: as to any Person, a corporation, partnership, limited liability company, unlimited liability company, trust or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Indenture shall refer to a Subsidiary or Subsidiaries of Holdings.
“Subsidiary Guarantor”: (a) each Material Subsidiary of Holdings (other than the Corporation) organized in Canada or the United States other than any Excluded Subsidiary, (b) each other Subsidiary of Holdings party to the Guarantee, and (c) each other Subsidiary of Holdings party to the Guarantee pursuant to Section 6.10(a).
“Swap Agreement”: any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Holdings or any of its Subsidiaries shall be a “Swap Agreement”.
“Target”: Grey Wolf, Inc., a Texas corporation.
“Term Loans”: as defined in the Senior Credit Agreement.
“Transferee”: any Assignee or Participant.
“Trust Conversion Capex”: as defined in Section 7.6(b).
“Trust Declaration”: the Declaration of Trust of Holdings, dated as of September 22, 2005, between the settlor and the Trustees named therein, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.
“Trust Distribution Amount”: with respect to (A) (i) the Computation Period ending June 30, 2009, (ii) the Computation Period ending September 30, 2009, and (iii) any Computation Period ending thereafter prior to or during which a Permitted Reorganization is completed, in each case, (x) an amount equal to 20% of the lesser of (a) Operating Cash Flow Before Working Capital for such period and (b) the Base Case Operating Cash Flow Before Working Capital for such period, plus (y) an amount equal to 50% of the amount, if any, by which Operating Cash Flow Before Working Capital for such period exceeds the Base Case Operating Cash Flow Before Working Capital for such period and (B) any Computation Period thereafter, an amount determined by the Parent’s board of directors in compliance with all Requirements of Law.

“Trust Fund” the “Trust Assets”: as defined in the Trust Declaration.
“Trust Units”: the trust units of Holdings representing beneficial ownership interests therein and created, issued and certified under the Trust Declaration as from time to time outstanding and entitled to the benefits thereof but excluding any Special Voting Unit as provided for in the Trust Declaration.
“Trustees”: the trustees of Precision Drilling Trust from time to time and being, on the date hereof, Robert J.S. Gibson, Patrick M. Murray and Allen Hagerman. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
“United States”: the United States of America.
“Upgrade Capital Expenditures”: all Capital Expenditures of Holdings and its Subsidiaries made to maintain its and its Subsidiaries’ assets and existing service levels, including betterments and replacements to existing assets, as determined consistent with past practice.
“US Dollars” and “US$”: dollars in lawful currency of the United States.
“Voting and Exchange Trust Agreement”: the Voting and Exchange Trust Agreement, dated as of November 7, 2005, among Holdings, Precision Drilling Limited Partnership and Computershare Trust Company of Canada, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.
“Voting Capital Stock”: as to any Person, the Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of capital stock or other equity interest has voting power by reason of any contingency) to vote in the election of the board of Trustees or board of directors, as the case may be, of such Person.
“Wholly Owned North American Subsidiary Guarantor”: any North American Subsidiary Guarantor that is a Wholly Owned Subsidiary of Holdings.
“Wholly Owned Subsidiary”: as to any Person, any other Person all of the Capital Stock of which (other than directors’ qualifying shares required by law and, in the case of Precision Drilling Limited Partnership, other than Exchangeable LP Units) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withdrawal Liability”: any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.
1.2	Other Definitional Provisions.
(a)	Unless otherwise specified therein, all terms defined in this Indenture shall have the defined meanings when used in the other Note Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)	As used herein and in the other Note Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (iii) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings), (iv) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

(c)	The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Indenture, shall refer to this Indenture as a whole and not to any particular provision of this Indenture, and Section, Schedule and Exhibit references are to this Indenture unless otherwise specified.

(d)	The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.
1.3	Concerning the Trustees.
     The parties hereto acknowledge that Precision Drilling Corporation , solely in its capacity as administrator of Precision Drilling Trust (in such capacity, the “Administrator”), is entering into this Indenture in such capacity as agent for and on behalf of Precision Drilling Trust and the obligations of Precision Drilling Trust hereunder shall not be binding upon any of the Trustees in a personal capacity, but only in their capacity as Trustees, and that any recourse against Precision Drilling Trust, the Trustees, the Administrator (in such capacity) or any of the holders of Trust Units or any annuitant under a plan of which a holder of Trust Units is a trustee or carrier (an “annuitant”) in any manner in respect of any indebtedness, obligation or liability of Precision Drilling Trust arising hereunder or in connection herewith or from matters to which this Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.
1.4	Schedules
     The following are the Schedules and Exhibits annexed hereto and incorporated by reference and deemed to be part hereof:

Schedules:
1.1A	Purchasers and Principal Amount
1.1B	Excluded Subsidiaries
4.4	Consents, Authorizations, Filings and Notices
4.6	Litigation
4.9	Intellectual Property
4.16	Subsidiaries
4.18	Environmental Matters
7.1(d)	Existing Indebtedness
7.2(f)	Existing Liens
7.7(k)	Existing Investments
7.13	Existing Agreements Restricting Subsidiary Distributions
7.15	Material Contracts

Exhibits:
A-1	Form of Note
A-2	Form of Guarantee
B	Form of Compliance Certificate
C	Form of Closing Certificate
D	Form of Assignment and Assumption
ARTICLE 2
NOTES
2.1	Authorization.
     Subject to the terms and conditions hereof, the Corporation will authorize the issuance and sale of its $175,000,000 10% Senior Unsecured Notes due April 22, 2017 (the “Notes”, such term to include any such Notes issued in substitution therefor pursuant to this Indenture). The Notes shall be substantially in the form set out in Exhibit A-1.
2.2	Sale and Purchase of Notes.
     Subject to the terms and conditions hereof, the Corporation will issue and sell to each Purchaser, and each Purchaser will purchase from the Corporation, on the Closing Date, Notes in the principal amount specified opposite such Purchaser’s name in Schedule 1.1A at the purchase price of 100% of the principal amount thereof. The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.
2.3	Repayment of Notes.
     The Notes shall mature in three consecutive annual instalments on each of April 22, 2015, 2016 and 2017, each of which instalments shall be repayable in Dollars and shall be in an amount equal to one-third of the principal amount of each Note.
2.4	Interest Rates and Payment Dates.
(a)	Subject to the provisions set forth below, each Note shall bear interest at a rate per annum equal to 10%.

(b)	If the Corporation reasonably anticipates that the Corporation will have insufficient Excess Cash Flow on any Interest Payment Date (calculated before accounting for the payment of interest on the Notes on such date) to pay the interest required to be paid on such date, then the Corporation may by notice in writing to the Purchasers at least five Business days prior to that Interest Payment Date elect to defer the payment of some or all of that interest amount, to the extent of such insufficiency; provided that, (i) the interest otherwise payable on any Interest Payment Date may not be deferred for more than two years, and (ii) at any time while there is a deferred and unpaid interest amount hereunder, the Notes and all such deferred interest amounts shall bear interest at a rate per annum equal to 12%. The Corporation shall not have deferred more than four payments of interest in this manner at any particular time.

(c)	If all or a portion of (i) the principal amount of, or (except to the extent the payment of interest is deferred pursuant to Section 2.4(b)) any interest payable on, any Note, or (ii) any other amount payable hereunder, shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Notes (whether or not overdue) and, if applicable, such interest and overdue amount shall bear interest at a rate per annum equal to 12% from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(d)	Interest shall be payable in arrears on each Interest Payment Date, provided that (except to the extent the payment of interest is deferred pursuant to Section 2.4(b)) interest accruing pursuant to paragraph (c) of this Section 2.4 shall be payable from time to time on demand.
(e)	(i)	If any provision of this Indenture would obligate the Corporation to make any payment of interest or other amount payable to any Purchaser in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Purchaser of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Purchaser of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary, (x) first, by reducing the amount or rates of interest required to be paid under this Section 2.4 and (y) thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).
(ii)	If, notwithstanding the provisions of clause (i) of this paragraph (e), and after giving effect to all adjustments contemplated thereby, any Purchaser shall have received an amount in excess of the maximum permitted by such clause, then the Corporation shall be entitled, by notice in writing to such Purchaser, to obtain reimbursement from such Purchaser of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Purchaser to the Corporation.

(iii)	Any amount or rate of interest referred to in this paragraph (e) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Note on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Closing Date to the Maturity Date, and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Purchasers shall be conclusive for the purposes of such determination absent manifest error.
2.5	Computation of Interest and Other Amounts.
(a)	Interest and other amounts payable pursuant hereto shall be calculated on the basis of a 360-day year of twelve 30-day months.

(b)	Solely for purpose of disclosure under the Interest Act (Canada), and without affecting the calculation of interest hereunder, the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (A) 360 multiplied by (B) the actual number of days in such period. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Indenture and the rates of interest stipulated in this Indenture are intended to be nominal rates and not effective rates or yields.
2.6	Pro rata Treatment and Payments.
(a)	Each payment by the Corporation on account of principal of and interest on the Notes shall be made pro rata according to the respective outstanding principal amounts of the Notes then held by the Purchasers.

(b)	All payments (including prepayments) to be made by the Corporation hereunder, whether on account of principal, interest or otherwise, shall be made without setoff or counterclaim and shall be made prior to 10:00 a.m., Edmonton time, on the due date thereof to the Purchasers in immediately available funds. If any payment hereunder becomes due and payable on a day other than a Business day, such payment shall be extended to the next succeeding Business day. In the case of any extension of any payment of principal pursuant to the preceding sentence, interest thereon shall be payable at the then applicable rate during such extension.
2.7	Additional Obligors.
     The Corporation may at any time and from time to time designate any Wholly Owned Subsidiary of the Corporation or Holdings as an additional obligor hereunder for all or any portion of any of the obligations of the Corporation hereunder in addition to the Corporation (an “Additional Obligor”), in each case by delivery to the Purchasers of a joinder agreement in form and substance reasonably satisfactory to the Purchasers, executed by such Additional Obligor which will provide that such Additional Obligor will be liable for such portion of the Notes (together with interest and any other amounts which may become payable from time to time in respect thereof, the “Additional Obligor’s Obligations”) as is specified in such joinder agreement (and the Corporation’s only liability for the Additional Obligor’s Obligations will be as guarantor thereof); provided, that (a) the Purchasers shall have received such representations and warranties, assurances, legal opinions (subject to customary qualifications and assumptions) and other documents as may be reasonably requested by the Purchasers, including but not limited to those relating to the formation, existence and good standing of such Additional Obligor and the authorization and legality of the delivery and performance of the Note Documents to which it is a party and the assumption of liability for the Additional Obligor’s Obligations made by it hereunder and under such joinder agreement; (b) such Additional Obligor shall (unless it is the sole obligor on the Notes) have become party to the Guarantee to the extent not already a party thereto, and shall have otherwise complied and caused its Subsidiaries to comply with the requirements of Section 6.10; (c) the Purchasers shall have received, at least five Business days prior to the effectiveness of the designation of such Additional Obligor, all documentation and other information relating to such Additional Obligor requested by them for purposes of ensuring compliance with applicable anti-money laundering rules and regulations; (d) such Additional Obligor shall be Solvent and organized under the laws of Canada, the United States, or a province or state thereof; (e) no Default or Event of Default shall have occurred and be continuing nor will result therefrom; and (f) the designation of such Additional Obligor as an obligor hereunder shall not result in any adverse tax consequences related to withholding tax or similar amounts on payments to the Purchasers (after taking into account the Corporation’s indemnification obligations under Section 2.8). Notwithstanding the foregoing, no joinder agreement shall become effective with respect to any Additional Obligor if it shall be unlawful for such Additional Obligor to become an obligor hereunder or for any Purchaser to be the payee of the corresponding Additional Obligor’s Obligations as provided herein.
2.8	Taxes.
(a)	All payments and reimbursements made by the Corporation under this Indenture shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding taxes imposed on or in respect of overall net income, franchise taxes (imposed in lieu of net income taxes) and Canadian federal and provincial capital taxes imposed on any Purchaser as a result of a present or former connection between such Purchaser and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from such Purchaser having executed, delivered or performed its obligations or received a payment under, or enforced, this Indenture or any other Note Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Non-Excluded Taxes”) or Other Taxes are required to be withheld from any amounts payable to any Purchaser hereunder, the amounts so payable to such Purchaser shall be increased to the extent necessary to yield to such Purchaser (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Indenture, provided, however, that the Corporation shall not be required to increase any such amounts payable to any Purchaser with respect to any Non-Excluded Taxes (i) that are attributable to such Purchaser’s failure to comply with the requirements of paragraph (d) or (e) of this Section 2.8 or (ii) that are Canadian or United States withholding taxes imposed on amounts payable to such Purchaser at the time such Purchaser becomes a party to this Indenture, except to the extent that such Purchaser’s assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Corporation with respect to such Non-Excluded Taxes pursuant to this paragraph or to the extent such Non-Excluded Taxes are imposed because the Corporation designates an Additional Obligor pursuant to Section 2.7.
(b)	In addition, the Corporation shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)	Whenever any Non-Excluded Taxes or Other Taxes are payable by the Corporation, as promptly as possible thereafter the Corporation shall send to the Purchasers a certified copy of an official receipt received by the Corporation, if any, showing payment thereof. If the Corporation fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Purchasers the required receipts or other required documentary evidence, the Corporation shall indemnify each Purchaser for any incremental taxes, interest or penalties that may become payable by such Purchaser as a result of any such failure.

(d)	To the extent the Corporation is a “U.S. Person” as defined in Section 7701(a)(30) of the Code, each Purchaser (or Transferee) that is not a “U.S. Person” as defined in Section 7701(a)(30) of the Code (a “Non-U.S. Purchaser”) shall deliver to the Corporation (or, in the case of a Participant, to the Purchaser from which the related participation shall have been purchased, which Purchaser, if a Non-U.S. Purchaser, shall in turn deliver to the Corporation) two copies of the applicable U.S. Internal Revenue Service Form W-8, or, in the case of a Non-U.S. Purchaser claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, an exemption certificate in such form as the Corporation may reasonably require and the applicable Form W-8, or any subsequent versions thereof or successors thereto, and each Purchaser (or Transferee) that is a “U.S. Person” as defined in Section 7701(a)(3) of the Code (a “U.S. Purchaser”), shall deliver to the Corporation (or, in the case of a Participant, to the Purchaser from which the related participation shall have been purchased, which Purchaser if a Non-U.S. Purchaser, shall in turn deliver to the Corporation) an IRS Form W-9, in each case properly completed and duly executed by such Purchaser claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Corporation under this Indenture and the other Note Documents. Such forms shall be delivered by each Purchaser on or before the date it becomes a party to this Indenture (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Purchaser shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Purchaser. Each Purchaser shall promptly notify the Corporation at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Corporation (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Purchaser shall not be required to deliver any form pursuant to this paragraph that such Purchaser is not legally able to deliver.

(e)	A Purchaser that is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Corporation is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Indenture shall deliver to the Corporation, at the time or times prescribed by applicable law or reasonably requested by the Corporation, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate, provided that such Purchaser is legally entitled to complete, execute and deliver such documentation and in such Purchaser’s judgment such completion, execution or submission would not materially prejudice the legal position of such Purchaser.

(f)	If any Purchaser determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by Holdings and the Corporation or with respect to which the Corporation has paid additional amounts pursuant to this Section 2.8, it shall pay over such refund to the Corporation (but only to the extent of indemnity payments made, or additional amounts paid, by the Corporation under this Section 2.8 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of such Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Corporation, upon the request of such Purchaser, agrees to repay the amount paid over to the Corporation (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Purchaser in the event such Purchaser is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require any Purchaser to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Corporation or any other Person.

(g)	The agreements in this Section 2.8 shall survive the termination of this Indenture and the payment of the Notes and all other amounts payable hereunder.
2.9 Optional Prepayments with Make-Whole Amount.
     The Corporation may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Corporation will give each holder of Notes written notice of each optional prepayment under this Section 2.9 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date (which shall be a Business day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid, and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Responsible Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business days prior to such prepayment, the Corporation shall deliver to each holder of Notes a certificate of a Responsible Officer of the Corporation specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

ARTICLE 3
CLOSING
3.1 Closing.
     The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Bennett Jones LLP, 4500, 855-2nd Street S.W. at 8:00 a.m., Calgary, Alberta time, at a closing (the “Closing”) on April 22, 2009 or on such other Business day thereafter on or prior to May 8, 2009 as may be agreed upon by the Corporation and the Purchasers. At the Closing the Corporation will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least $100,000 as such Purchaser may request) dated the Closing Date and issued in such Purchaser’s name (or in the name of its nominee), against delivery by such Purchaser to the Corporation or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Corporation at an account the particulars of which are communicated to the Purchasers no later than 48 hours before the Closing.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
     To induce the Purchasers to enter into this Indenture and to purchase the Notes, Holdings and the Corporation hereby jointly and severally represent and warrant to each Purchaser that:
4.1 Financial Condition.
(a)	The unaudited pro forma consolidated statements of income and cash flows of Holdings and its consolidated Subsidiaries for the nine-month period ended September 30, 2008 (including the notes thereto) (the “Pro Forma Statement of Operations”), copies of which have heretofore been furnished to each Purchaser, have been prepared giving effect (as if such events had occurred on the first day of the period set forth above) to (i) the consummation of the Acquisition, (ii) the Indebtedness incurred on December 23, 2008 and the use of proceeds thereof and (iii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Statement of Operations has been prepared based on the best information available to Holdings and the Corporation as of the date of preparation thereof, and as at the date prepared present fairly on a pro forma basis the results of operations of Holdings and its consolidated Subsidiaries for the twelve-month period ended September 30, 2008, assuming that the events specified in the preceding sentence had actually occurred on the first day of such period.

(b)	The audited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at December 31, 2007 and December 31, 2008, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from KPMG LLP, present fairly the consolidated financial condition of Holdings and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).

(c)	No Group Member has any material Guarantee Obligations, material contingent liabilities and liabilities for taxes, or any Capital Lease Obligations or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements (including the related schedules and notes thereto) referred to in paragraph (b). During the period from December 31, 2008 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property (other than to another Group Member that is a Wholly Owned North American Subsidiary Guarantor).
4.2 No Change.
     Since December 31, 2008, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect.
4.3 Existence; Compliance with Law.
     Each Group Member (a) is duly organized, formed or settled, validly existing and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, formation or settlement, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of each jurisdiction where its ownership, lease or operation of material property or the conduct of material business requires such qualification and (d) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Nothing in this Section 4.3 shall restrict any transaction permitted pursuant to Section 7.3.

4.4 Power; Authorization; Enforceable Obligations.
     Each Note Party has the power and authority, and the legal right, to make, deliver and perform the Note Documents to which it is a party and, in the case of the Corporation, to issue the Notes hereunder. Each Note Party has taken all necessary action to authorize the execution, delivery and performance of the Note Documents to which it is a party and, in the case of the Corporation, to authorize the issuance of the Notes on the terms and conditions of this Indenture. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the issuance of the Notes hereunder or with the execution, delivery, performance, validity or enforceability of this Indenture or any of the Note Documents, except consents, authorizations, filings and notices described in Schedule 4.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect and except where the failure to obtain or make such consents, authorizations, filings or notices would not reasonably be expected to have a Material Adverse Effect. Each Note Document has been duly executed and delivered on behalf of each Note Party party thereto. This Indenture constitutes, and each other Note Document upon execution will constitute, a legal, valid and binding obligation of each Note Party party thereto, enforceable against each such Note Party in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws and equitable principles.
4.5 No Legal Bar.
     The execution, delivery and performance of this Indenture and the other Note Documents and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member except for any such violation of any Contractual Obligation which would not reasonably be expected to have a Material Adverse Effect, and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation.
4.6 Litigation.
     No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Holdings or the Corporation, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Note Documents or any of the transactions contemplated hereby or thereby except as described in Schedule 4.6, or (b) that would reasonably be expected to have a Material Adverse Effect.

4.7 No Default.
     No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.
4.8 Ownership of Property; Liens.
     Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien except as permitted by Section 7.2 and except for minor defects in title that do not materially interfere with such Group Member’s ability to conduct its business or to utilize such assets for their intended purposes.
4.9 Intellectual Property.
     Each Group Member owns, or is licensed to use, all Intellectual Property reasonably necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any material Intellectual Property by any Group Member or the validity or effectiveness of any Group Member’s rights in any material Intellectual Property, nor, except as set forth on Schedule 4.9, does Holdings or the Corporation know of any valid basis for any such claim. The use of Intellectual Property by each Note Party does not infringe on the rights of any Person in any material respect.
4.10 Taxes.
     Each Group Member has filed or caused to be filed all Federal, state, provincial and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any such taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member) and other than taxes which in the aggregate do not exceed US$2,500,000; to the knowledge of Holdings and the Corporation, no claim is being asserted with respect to any such tax, fee or other charge, except as previously disclosed in writing to the Purchasers.
4.11 Federal Regulations.
     No part of the proceeds of any Notes, and no other extensions of credit hereunder, will be used (a) for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the Regulations of the Board (as defined in the Senior Credit Agreement) or (b) for any purpose that violates the provisions of the Regulations of the Board. If requested by any Purchaser, the Corporation will furnish to each Purchaser a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.
4.12 Labor Matters.
     Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of Holdings or the Corporation, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.
4.13 ERISA.
(a)	Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Group Member and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to Plans and the regulations and published interpretations thereunder; (ii) no ERISA Event has occurred or is reasonably expected to occur; and (iii) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or any ERISA Affiliate or to which any Group Member or any ERISA Affiliate has an obligation to contribute have been accrued in accordance with Statement of Financial Accounting Standards No. 106.

(b)	Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) all employer and employee contributions required by applicable law or by the terms of any Foreign Benefit Arrangement or Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the accrued benefit obligations of each Foreign Plan (based on those assumptions used to fund such Foreign Plan) with respect to all current and former participants do not exceed the assets of such Foreign Plan; (iii) each Foreign Plan that is required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) each such Foreign Benefit Arrangement and Foreign Plan is in compliance (A) with all material provisions of applicable law and all material applicable regulations and published interpretations thereunder with respect to such Foreign Benefit Arrangement or Foreign Plan and (B) with the terms of such plan or arrangement.
4.14 Canadian Pension and Benefit Plans.
(a)	All obligations of Holdings and its Subsidiaries under each Canadian Pension Plan and Canadian Benefit Plan have been performed in accordance with the terms thereof and any Requirement of Law (including, without limitation, the Income Tax Act (Canada)), except where the failure to so perform could not reasonably be expected to result in a Material Adverse Effect. No Canadian Pension Plan has any unfunded liabilities which could reasonably be expected to have a Material Adverse Effect.

(b)	Except as could not reasonably be expected to have a Material Adverse Effect, the present value of all accumulated benefit obligations under each Canadian Pension Plan and Foreign Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than a material amount the fair market value of the assets of all such underfunded Pension Plans.
4.15 Investment Company Act; Other Regulations.
     No Note Party is an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended. No Note Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.
4.16 Subsidiaries.
     Except as disclosed to the Purchasers by the Corporation in writing from time to time after the Closing Date, (a) Schedule 4.16 sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Note Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock or unit options granted to employees or directors and directors’

qualifying shares) of any nature relating to any Capital Stock of the Corporation or any Subsidiary, except as created by the December 2008 Loan Documents and any Existing Convertible Securities remaining outstanding on the Closing Date.
4.17 Use of Proceeds.
     The proceeds of the Notes shall be used to repay the obligations of the Corporation under the Bridge Loans.
4.18 Environmental Matters.
     Except as set forth in Schedule 4.18 or as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:
(a)	the facilities and properties owned, leased or operated by any Group Member (the “Properties”) do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or could give rise to liability under, any Environmental Law;

(b)	no Group Member has received or is aware of any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the “Business”), nor does Holdings or the Corporation have knowledge or reason to believe that any such notice will be received or is being threatened;

(c)	Materials of Environmental Concern have not been transported to or disposed of at, on or under any property in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could reasonably be expected to give rise to liability under, any applicable Environmental Law;

(d)	no judicial proceeding or governmental or administrative action is pending or, to the knowledge of Holdings and the Corporation, threatened, under any Environmental Law to which any Group Member is or could reasonably be expected to be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial judgments remaining in effect under any Environmental Law with respect to the Properties or the Business;

(e)	there has been no Release or threat of Release of Materials of Environmental Concern at, on, under or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws;

(f)	the Business, the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws; and

(g)	no Group Member has assumed any liability of any other Person under Environmental Laws.
4.19 Accuracy of Information, etc.
     No statement or information contained in this Indenture, any other Note Document, the Prospectus or any other material document, certificate or statement furnished by or on behalf of any Note Party to the Purchasers, or any of them, for use in connection with the transactions contemplated by this Indenture or the other Note Documents, contained as of the date such statement, information, document or certificate was so furnished any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not materially misleading in light of the circumstances under which such statement was made. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Corporation to be reasonable at the time made, it being recognized by the Purchasers that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Note Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Note Documents or in the documents, certificates and statements furnished to the Purchasers for use in connection with the transactions contemplated hereby and by the other Note Documents. No representation is made with respect to information of a general economic or general industry nature.
4.20 Insurance.
     The Note Parties maintain insurance in compliance with Section 6.5.
4.21 Solvency.
     Each of Holdings and the Corporation on a consolidated basis is Solvent.

4.22 Certain Documents.
     The Corporation has delivered to the Purchasers a complete and correct copy of each Material Contract, including any material amendments, supplements or modifications with respect thereto.
ARTICLE 5
CONDITIONS PRECEDENT
5.1 Conditions to Closing.
     The agreement of each Purchaser to purchase the Notes to be purchased by it is subject to the satisfaction, prior to or concurrently with such purchase on the Closing Date, of the following conditions precedent:
(a)	Note Indenture; Other Note Documents. The Purchasers shall have received (i) this Indenture, executed and delivered by Holdings, the Corporation and each Person listed on Schedule 1.1A, and (ii) the Guarantee, executed and delivered by Holdings and each Subsidiary Guarantor.

(b)	Pro Forma Statement of Operations; Financial Statements. The Purchasers shall have received the Pro Forma Statement of Operations and the other financial statements of Holdings and the Target described in Section 4.1.

(c)	Projections. The Purchasers shall have received satisfactory projections of Holdings (giving effect to the Acquisition and in the form given to the lenders under the Senior Credit Agreement prior to completing the Acquisition) through 2014 (and receipt of such projections are hereby acknowledged).

(d)	Lien Searches. The Purchasers shall have received the results of a recent lien search in each of the jurisdictions where the Note Parties are organized or their respective chief executive offices are located or where material assets of the Note Parties are located, and such search shall reveal no liens on any of the assets of the Note Parties except for liens permitted by Section 7.2 or discharged on or prior to the Closing Date.

(e)	Expenses. The Purchasers shall have received all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. All such amounts will be paid with proceeds of the Notes and will be reflected in the funding instructions given by the Corporation to the Purchasers on or before the Closing Date.

(f)	Closing Certificate; Certified Articles of Incorporation; Good Standing Certificates. The Purchasers shall have received (i) a certificate of each Note Party, dated the Closing Date, substantially in the form of Exhibit C, with appropriate insertions and attachments, including the certificate or articles of incorporation of each Note Party that is a corporation and certificate of limited partnership for each Note Party that is a limited partnership, certified by the relevant authority of the jurisdiction of organization of such Note Party (if such Note Party is organized in the United States, and otherwise by the secretary or assistant secretary of such Note Party) and (ii) a long form good standing certificate, certificate of status or certificate of limited partnership, as applicable (in each case, if available in such jurisdiction), for each Note Party from its jurisdiction of organization.

(g)	Legal Opinions. The Purchasers shall have received the following executed legal opinions addressed to the Purchasers:
(i)	the legal opinion of Bennett Jones LLP, Canadian counsel to Holdings and its Subsidiaries, in a form satisfactory to the Purchasers;

(ii)	the legal opinion of Mayer Brown LLP, New York counsel to Holdings and its Subsidiaries, in a form satisfactory to the Purchasers; and

(iii)	the legal opinion of local counsel in each of Nevada and Louisiana and of such other special and local counsel as may be required by the Purchasers may reasonably require.
Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Indenture as the Purchasers may reasonably require.

(h)	Representations and Warranties. Each of the representations and warranties made by any Note Party in or pursuant to the Note Documents shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date.

(i)	No Default. No Default or Event of Default shall have occurred and be continuing on the Closing Date or after giving effect to the issuance of Notes requested to be made on such date.

ARTICLE 6
AFFIRMATIVE COVENANTS
     Holdings and the Corporation hereby jointly and severally agree that, except as is otherwise consented to in writing by the Purchasers, so long as any amount or obligation in respect of any Note is owing to any Purchaser, each of Holdings and the Corporation shall and shall cause each of its Subsidiaries to:
6.1 Financial Statements.
     Furnish to each of the Purchasers:
(a)	as soon as available, but in any event within 90 days after the end of each fiscal year of Holdings, a copy of the audited consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit, by KPMG LLP or other independent certified public accountants of nationally recognized standing; and

(b)	as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of Holdings, the unaudited consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and absence of footnotes).
     All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods. Delivery of the financial statements referred to above shall be deemed to have been made upon delivery of notice to the Purchasers that such statements are available via EDGAR or SEDAR, as the case may be, on the Internet.

6.2 Certificates; Other Information.
     Furnish to each of the Purchasers:
(a)	concurrently with the delivery of any financial statements pursuant to Section 6.1, (i) a Compliance Certificate containing all information and calculations reasonably necessary for determining compliance by each Group Member with the provisions of this Indenture referred to therein as of the last day of the fiscal quarter or fiscal year of Holdings, as the case may be, and (ii) to the extent not previously disclosed to the Purchasers, (A) a description of any change in the jurisdiction of organization or name of any Note Party, and (B) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (ii) (or, in the case of the first such report so delivered, since the Closing Date);

(b)	as soon as available, and in any event no later than 45 days after the end of each fiscal year of Holdings, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of Holdings and its Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions and that such Responsible Officer has no reason to believe that such Projections are incorrect or misleading in any material respect;

(c)	within 45 days after the end of each fiscal quarter of Holdings, a narrative discussion and analysis of the financial condition and results of operations of Holdings and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the portion of the Projections covering such periods and to the comparable periods of the previous year; provided, that such delivery shall be deemed to have been made upon delivery of notice to the Purchasers that such narrative discussion and analysis is available via EDGAR or SEDAR, as the case may be, on the Internet;

(d)	within five Business days after the execution thereof, copies of any amendment, supplement, waiver or other modification with respect to the Senior Credit Agreement;

(e)	within five days after the same are sent, copies of all financial statements and reports that Holdings or the Corporation sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that Holdings or the Corporation may make to, or file with, the SEC or pursuant to other applicable securities laws; provided, that such delivery shall be deemed to have been made upon delivery of notice to the Purchasers that such statements or reports are available via EDGAR or SEDAR, as the case may be, on the Internet;

(f)	promptly following receipt thereof, copies of (i) any documents described in Section 101(k) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Group Member or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of any Purchaser, the Group Member and/or the ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Corporation shall provide copies of such documents and notices promptly after receipt thereof; and

(g)	promptly, such additional financial and other information as any Purchaser may from time to time reasonably request.
6.3 Payment of Obligations.
     Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (including but not limited to tax liabilities), except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.
6.4 Maintenance of Existence; Compliance.
(a)	(i) Preserve, renew and keep in full force and effect the organizational existence of each Note Party and Material Subsidiary and (ii) take all reasonable action to maintain its qualification to carry on business in each jurisdiction in which it carries on business, except, in each case, as otherwise permitted by Section 7.3 or Section 11.18 or as may otherwise occur in connection with a Permitted Reorganization and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and
(b)	comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.
6.5 Maintenance of Property; Insurance.
     (a) Maintain, use and operate assets in a proper and businesslike manner and in accordance with good business and industry practice and (b) maintain with financially sound and reputable insurance companies insurance on all its property in such amounts and against such risks as are usually insured against in the same general area by companies engaged in the same or a similar business.
6.6 Inspection of Property; Books and Records; Discussions.
     (a) Keep proper books of account in accordance with GAAP, (b) upon reasonable notice and during normal business hours, permit representatives of the Purchasers to (i) visit and inspect any of its properties to the extent it is within such Person’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent it is not within such Person’s control to permit such inspection) (provided that such visits shall be limited to no more than three visits per calendar year in the aggregate for all Purchasers, except during the continuance of an Event of Default) and (ii) discuss the business, operations, properties and financial and other condition of the Group Members with the Group Members’ independent certified public accountants (provided that such discussions shall be limited to no more than three discussions per calendar year in the aggregate for all Purchasers, except during the continuance of an Event of Default) and (c) upon reasonable notice and during normal business hours, permit representatives of the Purchasers to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members (provided that such discussions shall be limited to no more than three discussions per calendar year in the aggregate for all Purchasers, in each case except during the continuance of an Event of Default).
6.7 Notices.
     Promptly give notice to each Purchaser of:
(a)	the occurrence of any Default or Event of Default;

(b)	any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental

Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c)	any litigation or proceeding affecting any Group Member (i) in which the amount involved is US$25,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief of a material nature is sought or (iii) which relates to any Note Document;

(d)	(i) an ERISA Event, (ii) the receipt by any Group Member or any ERISA

Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA or (iii) the receipt by any Group Member or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA, in each case as soon as possible and in any event within 10 days after a Responsible Officer of Holdings or the Corporation knows or has reason to know thereof; and

(e)	any development or event that has had or would reasonably be expected to have a Material Adverse Effect.
6.8 Environmental Laws.
(a)	Comply and take all reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take all reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws. For purposes of this Section 6.8(a), non-compliance by any Group Member with any such Environmental Law or any such licenses, approvals, notifications, registrations or permits shall be deemed not to constitute a breach of this covenant provided that, upon learning of any actual or suspected non-compliance, such Group Member shall promptly undertake all reasonable efforts to achieve compliance, and provided further that, in any case, such non-compliance, and any other non-compliance with Environmental Law, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b)	Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except those that are being timely and properly contested in good faith and provided that the pendency of any and all such contests or appeals could not reasonably be expected to have a Material Adverse Effect.
6.9 Interest Rate Protection.
     In the case of the Corporation, except to the extent (and only for so long as) interest rate protection arrangements are not in the reasonable judgment of the administrative agent under the Senior Credit Agreement generally available in the market or are not available on commercially reasonable terms, within 180 days after the closing date of the Acquisition, enter into Swap Agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the Indebtedness under the Term Loans and the Indebtedness under the Notes is subject to either a fixed interest rate or interest rate protection for a period of not less than three years from the closing date of the Acquisition, which Swap Agreements shall have terms and conditions reasonably satisfactory to the administrative agent under the Senior Credit Agreement.
6.10 Guarantors; Ownership of Assets by Note Parties.
(a)	With respect to any new Material Subsidiary (which shall include any existing Subsidiary that was previously not a Material Subsidiary that becomes a Material Subsidiary) organized in the United States or Canada created or acquired after the Closing Date by any Note Party, promptly cause such new Material Subsidiary (A) to become a party to the Guarantee, and (B) to deliver to the Purchasers a certificate of such new Material Subsidiary, substantially in the form of Exhibit C, with appropriate insertions and attachments, and, if requested by the Purchasers, deliver to the Purchasers legal opinions (with customary exceptions and qualifications) relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Purchasers.

(b)	Ensure that at all times the Note Parties directly account for no less than 85% of Consolidated EBITDA. Any Subsidiary organized outside of the United States and Canada may become a Subsidiary Guarantor by (i) executing and delivering to the Purchasers the Guarantee as the Purchasers may reasonably deem necessary or advisable, (ii) delivering to the Purchasers a certificate of such Subsidiary, substantially in the form of

Exhibit C, with appropriate insertions and attachments and (iii) if requested by the Purchasers, delivering to the Purchasers legal opinions (with customary exceptions and qualifications) relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Purchasers.
(c)	The Purchasers may, in their reasonable discretion, grant Holdings and its Subsidiaries up to 30 days to comply with paragraph (a) above (in addition to any grace period provided under Article 10).
6.11 Mandatory Application of Certain Proceeds.
(a)	If any Indebtedness shall be incurred by any Group Member (excluding any Indebtedness incurred in accordance with Section 7.1, other than paragraph 7.1(o) thereof), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied within three Business days of the date of such issuance or incurrence toward the prepayment of the Term Loans or any portion thereof as set forth in the Senior Credit Agreement.

(b)	If on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered to the Purchasers in respect thereof within ten Business days of such date, an amount equal to such Net Cash Proceeds shall be applied within three Business days of receipt of such Net Cash Proceeds toward the prepayment of the Term Loans or any portion thereof as set forth in the Senior Credit Agreement; provided, that the Corporation may without penalty withhold amounts owing pursuant to this Section 6.11(b) until such time as the amount of Net Cash Proceeds received from all such Asset Sales and Recovery Events that would otherwise be required to be applied toward the prepayment of Term Loans pursuant to this Section 6.11(b) shall exceed US $25,000,000 in the aggregate; provided, further, that notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the Term Loans or any portion thereof as set forth in the Senior Credit Agreement.

(c)	If, for any fiscal year of the Corporation commencing with the fiscal year ending December 31, 2009, there shall be “Excess Cash Flow” as that term is defined in the Senior Credit Agreement, the Corporation shall, on the relevant Excess Cash Flow Application Date, apply the ECF Percentage of such Excess Cash Flow toward the prepayment of the Term Loans or any portion thereof as set forth in the Senior Credit Agreement.Each such prepayment shall be made on a date (an “Excess Cash Flow Application

Date”) no later than three Business days after the earlier of (i) the date on which the financial statements of Holdings referred to in Section 6.1(a), for the fiscal year with respect to which such prepayment is made, are required to be delivered to the Purchasers and (ii) the date such financial statements are actually delivered.
6.12 Effect of Changes to Senior Credit Agreement.
     In the event (a) any amendments are made to articles 7, 8 or 9 of the Senior Credit Agreement, (b) Holdings, Parent or any Subsidiary (including the Corporation) of either of them enters into a Refinancing Credit Agreement, or (c) any amendments are made to the covenants or events of default contained in any Refinancing Credit Agreement, in each case with effect on or after the date hereof, Holdings, the Corporation and/or the New Corporation, as the case may be, shall promptly provide a copy of the Triggering Amendments to the Purchasers and shall thereupon offer, and shall be deemed to have offered, to make corresponding amendments to this Indenture, to the extent the Corporation or New Corporation, as the case may be, is not restricted from making such amendments to “Senior Notes” pursuant to section 8.9 of the Senior Credit Agreement (the “Offered Amendments”). Upon receipt of such offer, the Purchasers may accept the offer to make some or all of the Offered Amendments (the “Accepted Amendments”), and the Accepted Amendments shall be effective as of the date on which the Triggering Amendments are effective. Holdings and the Corporation shall do, execute and deliver, or shall cause to be done, executed and delivered, all such further acts, documents (including certificates and opinions) and things as the Purchasers may reasonably request for the purpose of giving effect to the Accepted Amendments.
6.13 Rights Offering.
     Holdings shall, promptly and expeditiously following the Closing Date, conduct and complete a rights offering as required by the Subscription Agreement.
6.14 Reduction of Indebtedness Using Cash on Hand.
     The Corporation shall, on or before June 10, 2009, repay at least $100,000,000 of principal outstanding under the Revolving Loans and cancel the revolving commitments of the lenders under the Senior Credit Agreement to the extent of such repayment, all without incurring any Indebtedness that will remain outstanding after such repayment or resorting to any of the proceeds realized from the investment described in the Subscription Agreement or from the rights offering described in Section 6.13.

ARTICLE 7
NEGATIVE COVENANTS
     Holdings and the Corporation hereby jointly and severally agree that, except as is otherwise consented to in writing by the Purchasers, so long as any amount or obligation in respect of any Note is owing to any Purchaser, each of Holdings and the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
7.1 Indebtedness.
     Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except:
(a)	Indebtedness of any Note Party pursuant to any Note Document;

(b)	Indebtedness (i) of the Corporation to any Subsidiary or Holdings, (ii) of any Wholly Owned North American Subsidiary Guarantor to Holdings, the Corporation or any other Subsidiary, (iii) of any Subsidiary that is not a Note Party to any other Subsidiary that is not a Note Party, (iv) of any Foreign Subsidiary Guarantor to any other Foreign Subsidiary Guarantor and (v) of any Subsidiary other than any Wholly Owned North American Subsidiary Guarantor to Holdings, the Corporation or any other Subsidiary in an aggregate principal amount at any one time outstanding under this clause (v) not to exceed the sum of (x) the amount of the Investments permitted pursuant to Section 7.7(h) and outstanding at such time that are made in the form of intercompany loans and (y) US$125,000,000 (less the amount of any Investments (other than the advance, loan or extension constituting such Indebtedness itself) made pursuant to Section 7.7(o));

(c)	Guarantee Obligations incurred in the ordinary course of business by the Corporation, the Parent or any Subsidiaries of Indebtedness or other obligations of (i) any Wholly Owned North American Subsidiary Guarantor or the Corporation and (ii) any other Subsidiary, in an aggregate principal amount under this clause (ii) not to exceed US$50,000,000 at any one time outstanding;

(d)	Indebtedness outstanding on the date hereof and listed on Schedule 7.1(d) and any refinancings, refundings, renewals or extensions thereof (without increasing, or shortening the maturity of, the principal amount thereof);

(e)	Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.2(g) in an aggregate principal amount not to exceed US$50,000,000 at any one time outstanding;

(f)	(i) Indebtedness of the Corporation in respect of the Senior Credit Agreement and any Refinancing Credit Agreement, and (ii) Guarantee Obligations of Holdings and any Subsidiary Guarantor in respect of such Indebtedness;

(g)	(i) Indebtedness of Precision Drilling Oilfield Services Corporation in respect of the Existing Convertible Securities in an aggregate principal amount not to exceed the aggregate principal amount of such Existing Convertible Securities as of the Closing Date and (ii) Guarantee Obligations of any Subsidiary Guarantor in respect of such Indebtedness;

(h)	Indebtedness assumed in connection with any Permitted Acquisition; provided, that (i) such Indebtedness was not incurred in contemplation of such Permitted Acquisition, (ii) is unsecured or is secured only by the assets acquired in the applicable Permitted Acquisition, (iii) the only obligors with respect to such Indebtedness are those Persons who were obligors of such Indebtedness prior to such Permitted Acquisition and their permitted successors, (iv) no Default or Event of Default shall have occurred and be continuing at the time such Indebtedness is incurred nor will result therefrom and (v) the aggregate principal amount of Indebtedness permitted by this Section 7.1(h), together with the aggregate principal amount of Indebtedness permitted by Section 7.1(i), shall not exceed US$100,000,000 at any time outstanding;

(i)	Indebtedness incurred to finance any Permitted Acquisition in an aggregate principal amount, together with the aggregate principal amount of Indebtedness permitted by Section 7.1(h), not to exceed US$100,000,000 at any time outstanding; (j) Indebtedness incurred by the Corporation, the Parent or any Subsidiaries in connection with any Permitted Acquisition or Disposition permitted by Section 7.4 to the extent constituting indemnification obligations or obligations in respect of purchase price (including earn-outs) or other similar adjustments, in each case in the ordinary course of business;

(k)	Indebtedness in respect of Swap Agreements designed to hedge against interest rates, foreign exchange rates or commodity prices incurred in the ordinary course of business and not for speculative purposes;

(l)	Indebtedness in respect of Specified Cash Management Agreements entered into in the ordinary course of business;

(m)	Indebtedness in respect of any Centralized Banking Agreement;

(n)	Indebtedness in respect of workers’ compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, performance, bid performance, appeal and surety bonds and completion guaranties, in each case in the ordinary course of business;

(o)	Convertible Debentures of Holdings in an aggregate principal amount not to exceed US$500,000,000 at any one time outstanding;

(p)	Indebtedness incurred to finance the Contingent Tax Liabilities in an aggregate principal amount not to exceed US$175,000,000 at any one time outstanding;

(q)	Indebtedness of the Corporation or any Subsidiaries in respect of the Specified Operating Facilities (and Guarantee Obligations of Holdings in respect of Specified Operating Facilities) and other local lines of credit, letters of credit, bank guarantees and similar extensions of credit in the ordinary course of business in an aggregate principal amount not to exceed US$100,000,000 at any one time outstanding;

(r)	Indebtedness representing deferred compensation to directors, officers, trustees, members of management or employees (in their capacities as such) of the Corporation, Holdings, or any Subsidiaries and incurred in the ordinary course of business;

(s)	Cash management obligations and other Indebtedness in respect of netting services, overdraft protections and similar arrangements in each case in connection with cash management and deposit accounts in the ordinary course of business;

(t)	Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(u)	subject to the requirements of Section 7.16, Indebtedness represented by Redemption Notes incurred to satisfy Holdings’ obligation to repurchase Trust Units at the option of the holders thereof;

(v)	Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is non recourse (except for Standard Securitization Undertakings) to the Corporation or any of its Subsidiaries (other than such Securitization Subsidiary); provided, that the aggregate principal amount of any such Indebtedness, when combined with the aggregate face amount of accounts receivable (or the portion thereof sold) of Holdings and the Subsidiaries that at such time are subject to receivables sale or factoring arrangements, shall not exceed US$100,000,000 at any one time outstanding;

(w)	additional Indebtedness of the Corporation, Holdings (after a Permitted Reorganization) or any Subsidiaries in an aggregate principal amount (for the Corporation, Holdings and all Subsidiaries) not to exceed US$125,000,000 at any one time outstanding; and

(x)	Indebtedness of the Corporation under the Bridge Credit Agreement (to the extent that Indebtedness is not fully repaid by the application of the proceeds of the “Investment” as that term is defined in the Subscription Agreement) until repaid from the proceeds of the rights offering referred to in Section 6.13.
     Notwithstanding any other provision of this Section 7.1, the maximum amount of Indebtedness that may be incurred pursuant to the clauses above shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.
7.2 Liens.
     Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:
(a)	Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Holdings or its Subsidiaries, as the case may be, in conformity with GAAP;

(b)	carriers’, warehousemen’s, mechanics’, builders’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 45 days or that are being contested in good faith by appropriate proceedings or that relate to amounts less than US$5,000,000 in the aggregate;

(c)	pledges or deposits in connection with workers’ compensation, unemployment insurance, road transportation and social security regulations;

(d)	deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Corporation or any Subsidiary;

(f)	Liens in existence on the date hereof listed on Schedule 7.2(f), securing Indebtedness permitted by Section 7.1(d), provided that no such Lien is spread to cover any additional property after the Closing Date and that the amount of Indebtedness secured thereby is not increased;

(g)	Liens securing Indebtedness of the Parent, the Corporation or any Subsidiary incurred pursuant to Section 7.1(e) to finance the acquisition, construction, installation or improvement of fixed or capital assets, provided that (i) such Liens shall be created within 90 days of the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property (the “Subject Property”) financed by such Indebtedness and any fixed or capital assets subject at such time to financing provided by the same party (or one of its Affiliates) that financed the Subject Property and any proceeds of the sale thereof and (iii) the amount of Indebtedness secured thereby is not increased;

(h)	Liens created in favour of any of the Secured Parties (as that term is defined in the US Guarantee and Collateral Agreement described in the Senior Credit Agreement) pursuant to the security documents now or hereafter delivered under the Senior Credit Agreement and/or the other loan documents, swap agreements, cash management agreements, operating facilities and other documents secured by the Liens granted in connection with the Senior Credit Agreement, and any Liens substantially similar to the foregoing which are granted in respect of any Refinancing Credit Agreement;

(i)	any interest or title of a lessor under any lease entered into by the Parent, the Corporation or any Subsidiary in the ordinary course of its business and covering only the assets so leased;

(j)	customary Liens on cash, Cash Equivalents and other assets that are not Collateral (as defined in the Senior Credit Agreement) securing Indebtedness incurred pursuant to Section 7.1(n) to the extent granted in the ordinary course of business;

(k)	Liens securing Indebtedness of the Parent, the Corporation or any Subsidiary incurred pursuant to Section 7.1(h), provided that such Liens exist at the time of the relevant Permitted Acquisition and are not created in contemplation of or in connection with such Permitted Acquisition;

(l)	(i) Liens placed upon the Capital Stock of any Subsidiary acquired pursuant to a Permitted Acquisition to secure Indebtedness of the Parent, the Corporation or any other Subsidiary incurred pursuant to Section 7.1(i) in connection with such Permitted Acquisition and (ii) Liens placed upon the assets of such Subsidiary to secure a guarantee by such Subsidiary of any such Indebtedness of the Parent, the Corporation or such other Subsidiary;

(m)	Liens securing Indebtedness of the Corporation or any Subsidiary (and Guarantee Obligations of Holdings in respect of Specified Operating Facilities) incurred pursuant to Section 7.1(q), provided that such Liens (except in the case of Specified Operating Facilities) do not at any time encumber any property of Holdings, the Corporation or any Subsidiary Guarantor;

(n)	the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignments of goods or the filing of PPSA financing statements in connection with operating leases, consignments of goods or transfers of accounts, in each case to the extent not securing performance of a payment or other obligation;

(o)	Liens not otherwise permitted by this Section so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed (as to the Parent, the Corporation and all Subsidiaries) US$125,000,000 at any one time;

(p)	Liens on the Securitization Assets in connection with a Qualified Securitization Financing; and

(q)	Liens on the “Preference Shares” (as defined in any Sale and Repurchase Agreement) in the nature of a “backup security interest” granted in favor of the Corporation pursuant to such Sale and Repurchase Agreement.
     Notwithstanding any other provision of this Section 7.2, the maximum amount of Liens that may be incurred pursuant to the clauses above shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.
7.3 Fundamental Changes.
     Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of all or substantially all of its property or business, except that:
(a)	any Subsidiary may be merged, amalgamated or consolidated with or into the Corporation or the Parent (provided that the Corporation or the

Parent, as the case may be, shall be the continuing or surviving corporation or, in the case of an amalgamation or similar transaction governed by the laws of Canada or a province or territory thereof, the successor corporation shall by operation of law or otherwise continue to be liable for the obligations of the Corporation or the Parent, as the case may be, under the Note Documents) or with or into any Wholly Owned North American Subsidiary Guarantor (provided that the Wholly Owned North American Subsidiary Guarantor shall be the continuing or surviving corporation or in the case of an amalgamation or similar transaction governed by the laws of Canada or a province or territory thereof, the successor shall by operation of law or otherwise continue to be liable for the obligations of such Wholly Owned North American Subsidiary Guarantor under the Note Documents);

(b)	Holdings, the Corporation and any Subsidiary may Dispose of any or all of its assets (i) to the Parent, the Corporation or any Wholly Owned North American Subsidiary Guarantor (upon voluntary liquidation, dissolution or winding up or otherwise) or (ii) pursuant to a Disposition permitted by Section 7.4 (provided that in no case may Holdings Dispose of the Capital Stock of the Corporation except to a Wholly Owned North American Subsidiary Guarantor and except in connection with a Permitted Reorganization);

(c)	(i) any Subsidiary that is not a Note Party may be merged, amalgamated or consolidated with or into, or may Dispose of any or all of its assets to (upon voluntary liquidation, dissolution or winding up or otherwise), any Foreign Subsidiary Guarantor or any other Subsidiary that is not a Note Party and (ii) any Foreign Subsidiary Guarantor may be merged, amalgamated or consolidated with or into, or may Dispose of any or all of its assets to, any other Foreign Subsidiary Guarantor;

(d)	Holdings and/or the Corporation and/or their respective direct and/or indirect Subsidiaries, as the case may be, may enter into a Permitted Reorganization notwithstanding any other provision contained in this Indenture but subject to the requirements of the definition thereof;

(e)	any Investment expressly permitted by Section 7.7 may be structured as a merger, consolidation or amalgamation;

(f)	Precision Drilling Trust may be terminated or wound-up in connection with or following a Permitted Reorganization where there is a new Parent; and

(g)	following a Permitted Reorganization where there is a new Parent, the Corporation may be merged, amalgamated or consolidated with or into the new Parent; provided, that (i) the successor corporation resulting from such merger or amalgamation shall be a corporation organized under the laws of Canada, the United States, or a province, territory (in the case of Canada) or state thereof; (ii) such successor corporation shall by operation of law continue to be liable for or otherwise assume all liability for the obligations of the Corporation under the Note Documents and (iii) the new Parent and or the Corporation shall deliver or cause to be delivered any legal opinions (subject to customary qualifications and exclusions) or other documents reasonably requested by Purchasers in connection with any such transaction.
7.4 Disposition of Property.
     Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of such Subsidiary’s Capital Stock to any Person, except:
(a)	the Disposition of obsolete or worn out property in the ordinary course of business;

(b)	the sale of inventory in the ordinary course of business;

(c)	Dispositions permitted by Section 7.3;

(d)	(i) the sale or issuance of any Subsidiary’s Capital Stock to Holdings, the Parent, the Corporation or any Wholly Owned North American Subsidiary Guarantor or (ii) the sale or issuance of the Capital Stock of a non Note Party to Holdings or any Subsidiary;

(e)	Dispositions of property not otherwise permitted under this Section 7.4; provided, that to the extent any individual Disposition or series of related Dispositions involve property with a fair market value in excess of US$3,000,000 (i) such Dispositions are made for fair market value and for at least 80% cash consideration and (ii) the Net Cash Proceeds of such Dispositions are applied pursuant to Section 6.11(b) (subject to the Corporation’s and the Parent’s reinvestment rights pursuant thereto);

(f)	Dispositions of property and issuances of the Capital Stock of Subsidiaries not otherwise permitted under this Section 7.4 to the extent (i) the fair market value of such Dispositions and issuances does not exceed US$10,000,000 in the aggregate during any fiscal year and (ii) the Net Cash Proceeds of such Dispositions are applied pursuant to Section 6.11(b)

(subject to the Corporation’s and the Parent’s reinvestment rights pursuant thereto);
(g)	(i) any Disposition of Securitization Assets to a Securitization Subsidiary in connection with a Qualified Securitization Financing and (ii) the factoring of accounts receivable in the ordinary course of business; provided, that the aggregate face amount of accounts receivable (or the portion thereof sold) that at any one time may be subject to the arrangements set forth in clauses (i) and (ii) above shall not exceed US$100,000,000;

(h)	Dispositions of cash or Cash Equivalents;

(i)	transfers of property subject to casualty events upon receipt of the proceeds of such casualty events; and

(j)	Dispositions constituting Investments permitted pursuant to Section 7.7(h).
7.5 Restricted Payments.
     Subject to the last sentence of Section 7.13, declare or pay any dividend (excluding dividends or distributions payable solely in additional Trust Units (or following a Permitted Reorganization, Parent’s Capital Stock)) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member (collectively, “Restricted Payments”), except that:
(a)	any Subsidiary may make Restricted Payments to Holdings, the Corporation or any Wholly Owned North American Subsidiary Guarantor;

(b)	(i) any Subsidiary that is not a Note Party may make Restricted Payments to any other Subsidiary that is not a Note Party or to a Note Party and (ii) any Foreign Subsidiary Guarantor may make Restricted Payments to any other Foreign Subsidiary Guarantor;

(c)	so long as no Default or Event of Default shall have occurred and be continuing, the Corporation may pay dividends or other distributions to Holdings to permit Holdings to purchase Holdings’ Trust Units (or, following a Permitted Reorganization, Parent’s Capital Stock) or options thereon from present or former directors, officers or employees of any

Group Member upon the death, disability or termination of employment of such director, officer or employee or pursuant to any stock option agreement or other agreement with such directors, officers or employees, provided, that the aggregate amount of payments under this clause (c) after the date hereof (net of any proceeds received by Holdings and contributed to the Corporation after the date hereof in connection with resales of any Trust Units or Capital Stock or options thereon so purchased) shall not exceed US$10,000,000;
(d)	so long as no Default or Event of Default shall have occurred and be continuing nor would result therefrom, during any Computation Period, (i) Holdings may make cash distributions and other cash payments in respect of such holders’ Trust Units and distribute Redemption Notes to the holders of the Trust Units (and the Parent may make cash distributions or pay dividends or other amounts to the holders of its Capital Stock following a Permitted Reorganization) (in each case including, but not limited to, in accordance with a distribution reinvestment plan or dividend reinvestment plan under which such payments are applied to open market purchases of Trust Units or Capital Stock, as the case may be) and (ii) Precision Drilling Limited Partnership may make cash distributions or payments in the form of loans to holders of Exchangeable LP Units or as forming part of the “Exchangeable LP Unit Price” (as defined in the Limited Partnership Agreement) and may make a distribution or payment in respect of each Exchangeable LP Unit equal to the amount of such loans, which distributions or payments shall be set off against the obligations of the holders of Exchangeable LP Units to repay such loans, and may make other cash payments to the holders of Exchangeable LP Units in respect of such holders’ Exchangeable LP Units (all such distributions and payments referred to in clauses (i) and (ii) above other than distributions of Redemption Notes themselves, collectively, “Distributions”), in an aggregate amount for all such Distributions not to exceed the Trust Distribution Amount for such Computation Period; provided, that (i) in the case of any Distribution made during any Computation Period for which the Trust Distribution Amount is being computed pursuant to clause (A) of the definition thereof, such Distribution, when combined with all other Distributions made during the relevant Computation Period, shall not exceed the amount equal to 30% of Operating Cash Flow Before Working Capital for such Computation Period, (ii) such Distribution, when combined with all other Distributions made during the relevant Computation Period, shall not exceed the amount equal to 100% of Distributable Cash Flow for such Computation Period and (iii) prior to the completion of a Permitted Reorganization, distributions announced in December of any fiscal year and paid in January of the following fiscal year in a manner consistent with past practices shall be deemed made in the month announced for purposes of this Section 7.5(d);
(e)	the Corporation or other Subsidiaries may pay dividends or other distributions to Holdings to permit Holdings to (i) pay corporate overhead expenses incurred in the ordinary course of business and out-of-pocket expenses relating to the Acquisition, (ii) pay any taxes that are due and payable by Holdings and the Corporation as part of a consolidated group and (iii) redeem Trust Units for cash when required to do so pursuant to, and in the amounts required by, the Trust Declaration; provided, that the aggregate amount of payments made pursuant to clause (iii) shall not exceed US$1,000,000 in any calendar year;

(f)	Precision Drilling Limited Partnership may make cash payments to holders of Exchangeable LP Units in order to satisfy the cash portion of consideration payable to such holders upon any redemption of Exchangeable LP Units when required to do so pursuant to the Limited Partnership Agreement and Holdings may make cash payments to holders of Exchangeable LP Units in order to satisfy the cash portion of consideration payable to such holders upon exercise of any of their exchange rights when required to do so pursuant to the Voting and Exchange Trust Agreement;

(g)	Holdings may make cash distributions to the holders of the Trust Units (and the Parent may make cash distributions or pay dividends or other amounts to the holders of its Capital Stock following a Permitted Reorganization) in accordance with a distribution reinvestment plan or dividend reinvestment plan to the extent such payments are applied to the purchase of Trust Units directly from Holdings or Capital Stock directly from the Parent, as the case may be; and

(h)	Parent and Holdings may pay any dividend or distribution within 45 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Indenture.
Notwithstanding anything to the contrary herein, Holdings will not, and will not permit any Subsidiary to, directly or indirectly, make any Restricted Payment consisting of any proceeds from a Qualified Securitization Financing.
7.6 Capital Expenditures.
Make or commit to make any Capital Expenditure, except:

(a)	Capital Expenditures of the Corporation, the Parent or any Subsidiary in the ordinary course of business in an aggregate amount during any fiscal year not exceeding the corresponding amount (the “Scheduled Amount”) set forth below opposite such fiscal year in the column labeled “Total Capital Expenditures” (provided that the portion of the Scheduled Amount used for Expansion Capital Expenditures during any fiscal year shall not exceed the corresponding portion of the Scheduled Amount set forth opposite such fiscal year in the column labeled “Maximum Expansion Capital Expenditures”):

	Total Capital	Maximum Expansion
Fiscal Year Ended	Expenditures	Capital Expenditures
December 31, 2009	$404,171,000	$233,440,000
December 31, 2010	$368,011,000	$177,265,000
December 31, 2011	$416,572,000	$246,561,000
December 31, 2012	$411,210,000	$239,769,000
December 31, 2013	$412,574,000	$235,167,000
December 31, 2014	$418,677,000	$235,167,000
provided, that (i) the maximum amount of Capital Expenditures and the Maximum Expansion Capital Expenditures for the fiscal years ending December 31, 2015, 2016 and 2017 shall each be determined by the Corporation, acting reasonably and in good faith and having regard to then current market conditions, the pro forma compliance of the Trust and the Corporation with the terms hereof (giving effect to the incurrence of such Capital Expenditures) and such other facts and assumptions as the Corporation, acting reasonably and in good faith, deems appropriate, and (ii) the amount of Capital Expenditures permitted during any fiscal year shall be increased (with the full amount of such increase being available for Upgrade Capital Expenditures or Expansion Capital Expenditures) by (A) the Net Cash Proceeds of any issuance of Trust Units, Capital Stock or Convertible Debentures by Holdings during such fiscal year (except to the extent any such issuance increased the amount of Capital Expenditures permitted in any prior fiscal year) or on or prior to the date that is the earlier of (I) 90 days after the end of such fiscal year and (II) the date on which audited financial statements are delivered for such year pursuant to Section 6.1(a) and (B) an amount equal to 50% (or in the event the Consolidated Leverage Ratio as of the end of the immediately preceding fiscal year is less than 1.10 to 1.00, 75%) of the amount by which Consolidated EBITDA for such preceding fiscal year exceeds the amount set forth below opposite such preceding fiscal year:

Fiscal Year Ended	Consolidated EBITDA
December 31, 2009	$935,551,000
December 31, 2010	$997,232,000
December 31, 2011	$963,942,000
December 31, 2012	$980,204,000
December 31, 2013	$1,022,789,000
provided, further, that (iii) the threshold Consolidated EBITDA for the fiscal years ending December 31, 2014, 2015, 2016 and 2017 shall each be determined by the Corporation, acting reasonably and in good faith and having regard to the then current market conditions, the pro forma compliance of the Trust and the Corporation with the terms hereof (giving effect to the incurrence of the planned Capital Expenditures for the applicable fiscal year) and such other facts and assumptions as the Corporation, acting reasonably and in good faith, deems appropriate, (iv) any Scheduled Amount of Capital Expenditures permitted during any fiscal year pursuant to this Section 7.6(a) and any Trust Conversion Capex permitted for a particular fiscal year pursuant to Section 7.6(b), if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next two succeeding fiscal years, and (v) Capital Expenditures made pursuant to this Section 7.6(a) during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year pursuant to clause (iv) above; provided, further, that the Corporation, the Parent or any Subsidiary may make additional Capital Expenditures during the fiscal year ending December 31, 2009 in an aggregate amount of up to US$75,000,000 of the Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 (the “Capex Carryback”), with the full amount of such increase being available for Upgrade Capital Expenditures or Expansion Capital Expenditures and with (A) the total amount of Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 in turn being reduced by the Capex Carryback and (B) to the extent the amount of Expansion Capital Expenditures made during the fiscal year ending December 31, 2009 exceeds the amount permitted pursuant to this Section 7.6(a), the amount of Expansion Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 in turn being reduced by such excess.

(b)	In addition to the Capital Expenditures permitted pursuant to paragraph (a) above, to the extent Holdings undertakes a Permitted

Reorganization during or prior to such fiscal years, the Corporation, the Parent or any Subsidiary may make additional Capital Expenditures (“Trust Conversion Capex”) (with the full amount of such Trust Conversion Capex being available for Upgrade Capital Expenditures or Expansion Capital Expenditures) during either of the fiscal years ending December 31, 2009 and December 31, 2010 in an amount for either such fiscal year equal to 100% of the difference between (x) the amount of Operating Cash Flow Before Working Capital for such fiscal year that would have been distributed pursuant to Section 7.5(d) had no such Permitted Reorganization taken place and (y) the amount of Operating Cash Flow Before Working Capital for such fiscal year that is actually distributed pursuant to Section 7.5(d) after giving effect to such Permitted Reorganization.
7.7 Investments.
     Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, “Investments”), except:
(a)	extensions of trade credit in the ordinary course of business;

(b)	investments in Cash Equivalents, provided that any Investment which when made complies with the requirements of the definition of the term “Cash Equivalents” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements;

(c)	(i) Guarantee Obligations permitted by Section 7.1 and (ii) performance guarantees by the Parent, the Corporation or any Subsidiary of any trade or non-financial operating contract (other than any such contract that itself constitutes Indebtedness) of any Wholly Owned Subsidiary in the ordinary course of business; provided, that, to the extent the Parent, the Corporation or any Wholly Owned North American Subsidiary Guarantor shall be required to perform under any such performance guarantee under this clause (ii) in respect of any trade or non-financial operating contract of any Subsidiary that is not a Wholly Owned North American Subsidiary Guarantor, the amount of cash or other property expended or utilized to complete such performance shall be deemed to be an Investment under Section 7.7(o) (in the case of the utilization of any such other property, the amount of any such Investment being deemed to be the fair market value of the property permanently deployed to consummate such performance and/or the fair market value of the services performed by any property temporarily deployed to consummate such performance);
(d)	loans and advances to directors, officers and employees of any Group Member in the ordinary course of business (including for payroll, travel, entertainment and relocation expenses) in an aggregate amount for all Group Members not to exceed US$25,000,000 at any one time outstanding;

(e)	Investments in assets (including Capital Stock) useful in the business of the Parent, the Corporation and any Subsidiaries made by the Parent, the Corporation or any Subsidiaries with the proceeds of any Reinvestment Deferred Amount;

(f)	intercompany Investments by any Group Member in the Parent, the Corporation or any Person that, prior to such investment, is a Wholly Owned North American Subsidiary Guarantor;

(g)	(i) Investments by any Subsidiary that is not a Note Party in any other Subsidiary that is not a Note Party and (ii) Investments by any Foreign Subsidiary Guarantor in any other Foreign Subsidiary Guarantor;

(h)	Investments in the ordinary course of business by any Note Party in any Wholly Owned Subsidiary that is not a Note Party of any drilling rigs, service rigs or other related equipment owned by such Note Party, and which at the time of any such Investment are in the reasonable judgment of the Corporation able to be more optimally utilized by such Wholly Owned Subsidiary that is not a Note Party than by any Note Party; provided, that (i) Holdings and the Corporation remain in compliance with Section 6.10 after giving effect to any such Investment and (ii) any such Investment shall, to the extent permitted by applicable law and to the extent not, in the reasonable judgment of the Corporation, resulting in any material tax disadvantage to Holdings and its Subsidiaries, as a whole, be in the form of an intercompany lease or loan evidenced by a written instrument (including a sale of such rigs or equipment with the purchase price thereof evidenced by a promissory note or other similar instrument);

(i)	(i) Investments in a Securitization Subsidiary in connection with a Qualified Securitization Financing; provided, however, that any such Investment in a Securitization Subsidiary is in the form of a contribution of additional Securitization Assets or as nominal equity, and (ii) purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;

(j)	Permitted Acquisitions;

(k)	Investments existing on the Closing Date and identified in Schedule 7.7(k) and any modifications, replacements, renewals or extensions thereof; provided, that the amount of the original Investment is not increased except as required by the terms of such Investment as in existence on the Closing Date or as otherwise permitted by this Section 7.7;

(l)	Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(m)	Investments consisting of any deferred portion of the sales price received by the Parent, the Corporation or any Subsidiary in connection with any Disposition permitted under Section 7.4;

(n)	Investments to the extent the consideration paid therefor consists solely of Capital Stock or Trust Units of Holdings or to the extent made with the proceeds of the sale of Capital Stock or Trust Units of Holdings;

(o)	in addition to Investments otherwise expressly permitted by this Section 7.7, Investments by the Parent, the Corporation or any Subsidiary in an aggregate amount (valued at cost net of return of Investments) not to exceed US$125,000,000 during the term of this Indenture; and

(p)	Precision Drilling Limited Partnership may make cash distributions in the form of loans as permitted by Section 7.5(d).
7.8 Optional Payments and Modifications of Certain Debt Instruments.
(a)	Make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to any subordinated Indebtedness or any Convertible Debentures (excluding, for the avoidance of doubt, the Existing Convertible Securities); provided, that so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom during the term of this Indenture up to US$140,000,000 of Net Cash Proceeds from the sale of Capital Stock or Trust Units of Holdings or the Parent may be utilized for such purposes in respect of any subordinated Indebtedness or any Convertible Debentures; or

(b)	amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any subordinated Indebtedness or any Convertible Debentures in any manner that would be materially adverse to the Purchasers (other than, in each case, any such amendment, modification, waiver or other change that would extend the maturity or reduce the amount of any payment of principal thereof or reduce the rate or extend any date for payment of interest thereon).
7.9 Transactions with Affiliates.
     Enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than Holdings, the Corporation or any Wholly Owned North American Subsidiary Guarantor), except:
(a)	Restricted Payments permitted by Section 7.5;

(b)	Investments permitted by Sections 7.7(d), (f), (g), (h) and (o) (in respect of intercompany Investments);

(c)	reasonable and customary director, trustee, officer and employee compensation (including bonuses and severance) and other benefits (including retirement, health, stock option and other benefit plans) in the ordinary course of business and in good faith or to the extent approved in good faith by the board of directors or trustees;

(d)	employment and severance arrangements between the Corporation, Holdings and any Subsidiaries and their directors, officers, trustees, employees and members of management in the ordinary course of business;

(e)	the Acquisition and the transactions contemplated by the Acquisition Documents in connection therewith; and

(f)	any Disposition of Securitization Assets or related assets in connection with any Qualified Securitization Financing.
unless such transaction is (i) otherwise permitted under this Indenture, (ii) in the ordinary course of business of the relevant Group Member, and (iii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.
7.10 Sales and Leasebacks.
     Enter into any arrangement with any Person providing for the leasing by any Group Member of real or personal property that has been or is to be sold or transferred by such Group Member to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of such Group Member, except to the extent otherwise permitted by Sections 7.1(e) and 7.2(g).

7.11 Swap Agreements.
     Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Parent, the Corporation or any Subsidiary has actual exposure (other than those in respect of Capital Stock) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Parent, the Corporation or any Subsidiary.
7.12 Changes in Fiscal Periods.
     Permit the fiscal year of Holdings to end on a day other than December 31 or change Holdings’ method of determining fiscal quarters, except as may be required pursuant to a Permitted Reorganization.
7.13 Clauses Restricting Subsidiary Distributions.
     Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Note Party to (a) make Restricted Payments in respect of any Capital Stock of such Note Party held by, or pay any Indebtedness owed to, the Corporation or any other Subsidiary, (b) make loans or advances to, or other Investments in, the Corporation or any other Subsidiary or (c) transfer any of its assets (except under any financings in connection with (A) any agreements governing any purchase money Liens or Capital Lease Obligations or operating leases otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (B) any agreements governing Indebtedness assumed under Section 7.1(h) (in which case, any prohibition or limitation shall only be effective against the assets acquired in the relevant Permitted Acquisition) and (C) any agreements governing Indebtedness incurred under Section 7.1(q) (in which case, any prohibition or limitation shall only be effective against assets located outside of the United States and Canada), in each case in respect of the assets financed thereby) to the Corporation or any other Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under this Indenture, the other Note Documents, the Senior Credit Agreement or any Refinancing Credit Agreement, (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, (iii) any restrictions with respect to Indebtedness owed to the Corporation or any Subsidiary which is required to be subordinated in connection with Indebtedness permitted by Section 7.1, (iv) encumbrances or restrictions existing under agreements existing on the date hereof and listed on Schedule 7.13, (v) any agreement or other instrument of a Person acquired by Holdings, the Corporation or any Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired at the time of such acquisition, (vi) customary non-assignment provisions of any contract or any lease entered into in the ordinary course of business, (vii) solely with respect to joint ventures and similar arrangements otherwise permitted to be entered into by the terms of this Indenture, customary provisions in partnership agreements, limited liability company organizational governance documents, shareholders agreements, joint venture agreements, and other similar agreements entered into in the ordinary course of business in connection with such joint ventures and similar arrangements that restrict the disposition of ownership interests in or assets of such partnership, limited liability company, corporation, joint venture or similar Person, and (viii) any restrictions contained in any Sale and Repurchase Agreement so long as such restrictions are qualified so as to permit exceptions thereto for the purpose of permitting payment of the Obligations under this Indenture and the other Note Documents. To the extent any restriction on making Restricted Payments or payments of Indebtedness to, or loans or advances to, or transfers of assets to, Holdings, the Corporation or any Subsidiary contained in this Indenture would result in a breach of section 8.15 of the Senior Credit Agreement, such restriction in this Indenture shall be construed in a manner so as not to result in a breach of section 8.15 of the Senior Credit Agreement.
7.14 Material Change in Business.
     Change its primary business from the oil and gas energy services business (including any business currently carried on by the Corporation or any Subsidiaries or referred to in the Prospectus) and other businesses that are reasonably related thereto or reasonable extensions thereof (other than, in each case, material exploration or production businesses).
7.15 Amendments to Material Contracts.
(a)	amend, supplement or otherwise modify (pursuant to a waiver or otherwise) the terms and conditions of any Sale and Repurchase Agreement or any Material Contract (including but not limited to any amendment or waiver of the restriction on cash payments on required redemptions of Trust Units, any amendment of the subordination or payment provisions of any Redemption Notes or any amendment or waiver which alters the payment provisions under the Exchangeable LP Units) except for any such amendment, supplement or modification that is not materially adverse to the Purchasers; or

(b)	commence any action, institute any proceeding or make any application pursuant to the Trustee Act (Alberta) or any similar law of any other jurisdiction to alter or vary the terms of Holdings (as a trust) or the Trust

Declaration except for any such modification that is not materially adverse to the Purchasers or is in connection with a Permitted Reorganization or is otherwise permitted under Section 7.3.
7.16 Redemption Notes.
     Enter into any trust indenture, note indenture or other agreement or instrument pursuant to which any Redemption Notes are or could be issued unless (a) the same are subordinated and postponed, in form and substance satisfactory to the Purchasers, acting reasonably, to the Obligations and (b) the terms and conditions of any such Redemption Notes and such instruments are in form and substance satisfactory to the Purchasers, acting reasonably.
ARTICLE 8
CERTAIN OBLIGATIONS
8.1 Additional Restrictions if Certain Thresholds Not Met.
(a)	If the Consolidated Leverage Ratio measured as at the last day of any period of four consecutive fiscal quarters of Holdings beginning June 30, 2009 exceeds 2.50 to 1.00, or if, following a Permitted Reorganization, the Consolidated Debt to Capitalization Ratio measured as at the last day of any fiscal quarter exceeds 0.30 to 1.00, then Holdings shall not declare or make any Distribution (except for Distributions permitted by Section 7.5(e)) at any time until it has delivered a Compliance Certificate pursuant to Section 6.2(a) in which (A) the Consolidated Leverage Ratio as at and for the period ending on the last day of the applicable fiscal quarter, adjusted to give pro forma effect to the Distribution, is less than 2.50 to 1.00, and (B) the Consolidated Debt to Capitalization Ratio as at the last day of the applicable fiscal quarter, adjusted to give pro forma effect to the Distribution, is less than 0.30 to 1.00.

(b)	Debt Incurrence. Except for Indebtedness permitted to be incurred pursuant to paragraphs (a), (b), (c), (d), (f) (provided (i) such Indebtedness does not exceed the maximum authorized principal amount under the agreements referred to in that paragraph as of the most recent fiscal quarter end after the Closing Date that the Consolidated Leverage Ratio was first greater than 2.50 to 1.00 or the Consolidated Debt to Capitalization Ratio was first greater than 0.30 to 1.00 and (ii) Indebtedness under the incremental facilities referred to in section 2.25 of the Senior Credit Agreement shall only be permitted to the extent such Indebtedness is incurred to pay or secure the Contingent Tax Liabilities or reduces the Indebtedness described in Section 7.1(p)), (g), (h), (j), (k), (l),

(m), (n), (p), (q) (provided the aggregate principal amount of such Indebtedness does not exceed US$60,000,000), (r), (s), (t), (u) and (x) of Section 7.1, each of Holdings and the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness that would rank senior to or pari passu with the Indebtedness represented by the Notes (including interest thereon and any Make-Whole Amount in respect thereof) if, after giving pro forma effect to the incurrence of such Indebtedness, as at and for the period ending on the last day of the most recently completed fiscal quarter in respect of which Holdings has delivered or is required to have delivered a Compliance Certificate pursuant to Section 6.2(a), (A) the Consolidated Leverage Ratio would have been greater than 2.50 to 1.00, or (B) if the Indebtedness is to be incurred following a Permitted Reorganization, the Consolidated Debt to Capitalization Ratio would have been greater than 0.30 to 1.00.

(c)	Capital Expenditures. If the Consolidated Leverage Ratio measured as at the last day of any period of four consecutive fiscal quarters of Holdings beginning June 30, 2009 exceeds 2.50 to 1.00, or if, following a Permitted Reorganization, the Consolidated Debt to Capitalization Ratio measured as at the last day of any fiscal quarter exceeds 0.30 to 1.00, then each of Holdings and the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or agree to incur Capital Expenditures other than Approved Capital Expenditures.
8.2 Covenant Suspension.
     During any period of time that Holdings and/or the Corporation have a Moody’s corporate family rating of Baa3 or higher and an S&P corporate family rating of BBB- or higher (collectively, an “Investment Grade Rating”) and no Default or Event of Default has occurred and is then continuing, Holdings (or the Parent, as applicable) and the Corporation will not be subject to Section 7.5 (Restricted Payments), Section 7.6 (Capital Expenditures), Section 7.7 (Investments), Section 7.8 (Optional Payments and Modifications of Certain Debt Instruments), Section 7.9 (Transactions with Affiliates), Section 7.10 (Sales and Leasebacks), Section 7.13 (Clauses Restricting Subsidiary Distributions) and Section 7.16 (Redemption Notes) (collectively, the “Suspended Covenants”). In the event that Holdings (or the Parent, as applicable) and the Corporation are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, (i) one or both of Moody’s and S&P withdraw their ratings or downgrade the corporate family rating assigned to Holdings and/or the Corporation such that Holdings and/or the Corporation do not have an Investment Grade Rating, or (ii) Holdings (or the Parent, as applicable) or any of its Subsidiaries enters into an agreement to effect a transaction that would result in a Change of Control and either Moody’s or S&P notifies Holdings (or the Parent, as applicable) in writing that if consummated, such transaction (alone or together with any recapitalization or refinancing transactions) would cause such ratings agency to withdraw its rating or downgrade the rating assigned to Holdings and/or the Corporation such that Holdings and/or the Corporation will not have an Investment Grade Rating, then Holdings (or the Parent, as applicable) and the Corporation will thereafter again be subject to the Suspended Covenants, it being understood that no actions taken by (or omissions of) Holdings (or the Parent, as applicable) or the Corporation during the suspension period shall constitute a Default or an Event of Default under the Suspended Covenants.
ARTICLE 9
CHANGE OF CONTROL OFFER
9.1 Change of Control Offer.
     Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 9.1, the Corporation shall be obligated to offer to purchase the Notes. The terms and conditions of such obligation are set forth below:
(a)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the holders of the Notes a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with an offer in writing (the “Offer”) to purchase all then outstanding Notes made in accordance with the requirements of applicable law at a price equal to 100% of the aggregate principal amount of all of the Notes, plus the Make-Whole Amount determined for the effective date of the Change of Control with respect to such principal amount (the “Offer Price”) plus accrued and unpaid interest on such Notes up to, but excluding, the date of acquisition by the Corporation or a related party of such Notes (collectively, the “Total Offer Price”).

(b)	The Corporation shall, on or before 11:00 a.m. (Calgary Time), on the Business day immediately following the expiry of the Offer, deposit with the holders of the Notes which have accepted the Offer such sums of money as may be sufficient to pay the Total Offer Price of the Notes respectively held by such holders.

(c)	In the event that one or more of such Notes being purchased in accordance with this Section 9.1 becomes subject to purchase in part only, upon surrender of such Notes for payment of the Total Offer Price, the Corporation shall execute and deliver without charge to the holder thereof or upon the holder’s order, one or more new Notes for the portion of the principal amount of the Notes not purchased.

(d)	Notes for which holders have accepted the Offer shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase the Notes shall have been deposited as provided in this Section 9.1 and affidavits or other proofs satisfactory to the holders of such Notes as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Notes shall cease.
ARTICLE 10
EVENTS OF DEFAULT
10.1 Events of Default.
     If any of the following events shall occur and be continuing:
(a)	the Corporation shall fail to pay any principal of any Notes when due in accordance with the terms hereof; or the Corporation shall fail to pay any interest on any Note (except to the extent the payment of such interest is deferred in accordance with Section 2.4(b)), or any other amount payable hereunder or under any other Note Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b)	any representation or warranty made or deemed made by any Note Party herein or in any other Note Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Indenture or any such other Note Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(c)	any Note Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (with respect to Holdings and the Corporation only), Section 6.7(a) or Article 7 of this Indenture; or

(d)	any Note Party shall default in the observance or performance of any other agreement contained in this Indenture or any other Note Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days (or, in the case of Section 6.10, 60 days) after notice to the Corporation from the Purchasers; or

(e)	any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Notes) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition referred to in clause (i), (ii) or (iii) above is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the lapse of time or the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation or which is payable on demand) to become payable; provided, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate US$25,000,000; or

(f)	(i) any Note Party (other than Precision Drilling Trust) shall commence any case, proceeding or other action (A) under any Debtor Relief Laws seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Note Party (other than Precision Drilling Trust) any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment that, solely in the case of any such appointment, remains undismissed or unstayed for a period of 10 days or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Note Party (other than Precision Drilling Trust) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Note Party (other than Precision Drilling Trust) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Note Party (other than Precision Drilling Trust) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) any Note Party (other than Precision Drilling Trust) shall make a general assignment for the benefit of its creditors; or (vii) any Insolvency of Holdings shall occur or Holdings shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts specified in the definition thereof; or

(g)	(i) an ERISA Event shall have occurred or (ii) any Note Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; and in each case in clauses (i) and (ii) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to result in a Material Adverse Effect; or

(h)	one or more judgments or decrees shall be entered against any Note Party involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of US$25,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

(i)	the Guarantee shall cease, for any reason, to be in full force and effect in all material respects, or any Note Party shall so assert, and such event shall continue unremedied for a period of 30 days; or

(j)	prior to a Permitted Reorganization and except to the extent necessary in connection with a Permitted Reorganization, Holdings shall (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any material business or operations other than those incidental to its ownership of the Capital Stock of its Subsidiaries and necessary or advisable in connection with the performance of its obligations under the Trust Declaration and the other Material Contracts to which it is party, (ii) incur, create, assume or suffer to exist any

Indebtedness or other material liabilities or financial obligations, except (w) the Indebtedness in respect of the Convertible Debentures, the Redemption Notes, the Indebtedness under the Senior Credit Agreement and other Indebtedness otherwise permitted to be incurred by it hereunder, (x) nonconsensual obligations imposed by operation of law, (y) obligations pursuant to the Note Documents to which it is a party and (z) obligations with respect to its Trust Units, or (iii) own, lease, manage or otherwise operate any properties or assets (including cash (other than cash received in connection with distributions or other payments made by its Subsidiaries in accordance with Section 7.5 pending application in the manner contemplated by said Section) and cash equivalents) other than the ownership of shares of Capital Stock of its Subsidiaries;
then, and in any such event, (A) if such event is an Event of Default specified in clause (i), (ii) or (vii) of paragraph (f) above with respect to Holdings or the Corporation, automatically the Notes (with accrued interest thereon), the Make-Whole Amount determined in respect of the aggregate principal amount of the Notes at such time (to the full extent permitted by applicable law) and all other amounts owing under this Indenture and the other Note Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, the Purchasers may, by notice to the Corporation declare the Notes (with accrued interest thereon), the Make-Whole Amount determined in respect of the aggregate principal amount of the Notes at such time (to the full extent permitted by applicable law) and all other amounts owing under this Indenture and the other Note Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable. Holdings and the Corporation acknowledge, and the parties hereto agree, that each holder has the right to maintain its investment in the Notes free from repayment by the Corporation and that the provision for payment of a Make-Whole Amount by the Corporation in the event that the Notes are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances. Except as expressly provided above in this Article 10, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Corporation.
ARTICLE 11
MISCELLANEOUS
11.1 Amendments and Waivers.
     Neither this Indenture, any other Note Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 11.1 or as otherwise expressly permitted hereunder in connection with a Permitted Reorganization. The Purchasers and each Note Party party to the relevant Note Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Note Documents for the purpose of adding any provisions to this Indenture or the other Note Documents or changing in any manner the rights of the Purchasers or of the Note Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Purchasers may specify in such instrument, any of the requirements of this Indenture or the other Note Documents or any Default or Event of Default and its consequences. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Purchasers and shall be binding upon the Note Parties, the Purchasers and all future holders of the Notes. In the case of any waiver, the Note Parties and the Purchasers shall be restored to their former position and rights hereunder and under the other Note Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.
11.2 Notices.
     All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or, in the case of telecopy notice, when received, addressed as follows in the case of Holdings, the Corporation and the Purchasers, or to such other address as may be hereafter notified by the respective parties hereto:

Holdings:	Precision Drilling Trust
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7 Canada
Attention: Chief Financial Officer (with a copy to
General Counsel)
Telecopy: (403) 264-0251

Corporation:	Precision Drilling Corporation
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7 Canada
Attention: Chief Financial Officer (with a copy to
General Counsel)
Telecopy: (403) 264-0251

Purchasers:	c/o Alberta Investment Management Corporation
Room 340, 9515 — 107th Street
Edmonton, AB T5K 2C3 Canada

Attention: Senior Vice President, Public Equities
Telecopy: (780) 427-5136
provided that any notice, request or demand to or upon any Purchaser shall not be effective until received.
     Each of the parties hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.
11.3 No Waiver; Cumulative Remedies.
     No failure to exercise and no delay in exercising, on the part of any Purchaser, any right, remedy, power or privilege hereunder or under the other Note Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
11.4 Survival of Representations and Warranties.
     All representations and warranties made hereunder, in the other Note Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Indenture and the purchase of the Notes hereunder.
11.5 Payment of Expenses.
     The Corporation agrees (a) to pay or reimburse Alberta Investment Management Corporation for all its reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Indenture and the other Note Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one US counsel, one Canadian counsel and one local counsel in each relevant jurisdiction to the Purchasers, with statements with respect to the foregoing to be submitted to the Corporation prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Purchasers shall deem appropriate, (b) to pay or reimburse each Purchaser and Alberta Investment Management Corporation for all their out-of-pocket costs and expenses incurred in connection with the enforcement, preservation of any rights under, or the restructuring or workout of, this Indenture, the other Note Documents and any such other documents, including the fees and disbursements of counsel to each Purchaser, and (c) to pay, indemnify, and hold each Purchaser and Alberta Investment Management Corporation and their respective officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an “Indemnitee”) harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Indenture, the other Note Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Notes or arising out of, or in respect of (i) any actual, alleged or threatened Release in respect of any Properties, whether now owned or hereafter acquired; (ii) any remedial action required to be taken under any Environmental Laws by an Indemnitee in respect of any Release or in respect of the environmental condition of any of the Properties; (iii) any non-compliance by any Group Member or any predecessor in title to any Group Member under any Environmental Laws, in respect of actions of any Governmental Authority under any Environmental Laws or in respect of the environmental condition of any of the Properties; or (iv) any Environmental Liability arising directly or indirectly from the provision by any Purchaser of credit to any Group Member, purchasing any Note, or entering into any transaction as a result of which a contingent Environmental Liability may arise, taking or being granted any Lien or any realization of, against or upon any Group Member or any of the Properties and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Note Party under any Note Document (all the foregoing in this clause (c), collectively, the “Indemnified Liabilities”), provided, that the Corporation shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee or from a Release of Materials of Environmental Concern at, on, under or from a Property that is unrelated to any Group Member and that occurs entirely following an Indemnitee’s taking possession of such Property by foreclosure, deed in lieu of foreclosure or similar transfer, other than any such Release concerning Materials of Environmental Concern that existed at such Property prior to such Indemnitee’s possession thereof. Notwithstanding any other provision of this Indenture or any other Note Document, no Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Indenture or any other Note Document or any of the transactions in connection herewith or therewith. Without limiting the foregoing, and to the extent permitted by applicable law, each of Holdings and the Corporation agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee except in the case of gross negligence or willful misconduct of such

Indemnitees. All amounts due under this Section 11.5 shall be payable not later than 10 days after written demand therefor. The agreements in this Section 11.5 shall survive repayment of the Notes and all other amounts payable hereunder.
11.6 Successors and Assigns; Participations and Assignments.
(a)	The provisions of this Indenture shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) neither Holdings nor the Corporation may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Purchaser (and any attempted assignment or transfer by Holdings or the Corporation without such consent shall be null and void) and (ii) no Purchaser may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section and applicable law; provided, that, notwithstanding the foregoing and any other provision of this Indenture to the contrary, (A) the Corporation may assign its rights and obligations hereunder without the consent of the Purchasers to the New Corporation resulting from a Permitted Reorganization or a Person that assumes the Notes pursuant to Section 2.7, in each case so long as the New Corporation assumes all obligations of the Corporation under this Indenture and any other applicable Note Documents pursuant to documentation reasonably acceptable to the Purchasers (which documentation shall provide that the original Corporation is released to the extent the New Corporation has assumed its obligations) and complies with all other obligations under this Indenture in respect thereof, and (B) Holdings may assign its rights and obligations hereunder without the consent of the Purchasers to the Parent resulting from a Permitted Reorganization so long as the Parent assumes all obligations of Holdings under this Indenture and any other applicable Note Documents pursuant to documentation reasonably acceptable to the Purchasers (which documentation shall provide that Holdings is released to the extent the Parent has assumed its obligations) and complies with all other obligations under this Indenture in respect thereof.
(b)	(i)	Any Purchaser may assign to one or more assignees (each, an “Assignee”) all or a portion of its rights and obligations under this Indenture with the prior written consent of the Corporation (such consent not to be unreasonably withheld or delayed), provided that no consent of the Corporation shall be required for an assignment to another Purchaser, an affiliate of any Purchaser, any other Person whose funds are managed by Alberta Investment Management Corporation or, if an Event of Default has occurred and is continuing, any other Person.

(ii)	The parties to each assignment shall execute and deliver to each other an Assignment and Assumption.

(iii)	From and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto as a Purchaser with respect to the interest assigned and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Purchaser under this Indenture in addition to any rights theretofore held by it as a Purchaser, and the assigning Purchaser thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Indenture (and, in the case of an Assignment and Assumption covering all of the assigning Purchaser’s rights and obligations under this Indenture, such Purchaser shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.8 and 11.5). Any assignment or transfer by a Purchaser of rights or obligations under this Indenture that does not comply with this Section 11.6 shall not be effective as an assignment hereunder.
(c)	(i)	Any Purchaser may, without the consent of Holdings or the Corporation, sell participations to one or more banks or other entities, which may not be the Corporation, Holdings or any Subsidiary or affiliate of the Corporation or Holdings (a “Participant”) in all or a portion of such Purchaser’s rights and obligations under this Indenture; provided that (A) such Purchaser’s obligations under this Indenture shall remain unchanged, (B) such Purchaser shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) Holdings, the Corporation and each of the other Purchasers shall continue to deal solely and directly with such Purchaser in connection with such Purchaser’s rights and obligations under this Indenture. Any agreement pursuant to which a Purchaser sells such a participation shall provide that such Purchaser shall retain the sole right to enforce this Indenture and to approve any amendment, modification or waiver of any provision of this Indenture; provided that such agreement may provide that such Purchaser will not, without the consent of the Participant, agree to any amendment, modification or waiver that directly affects such Participant. Subject to paragraph (c)(ii) of this Section, Holdings and the Corporation agree that each Participant shall be entitled to the benefits of Section 2.8 to the same extent as if it were a Purchaser and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.7(b) as though it were a Purchaser, provided such Participant shall be subject to Section 11.7(a) as though it were a Purchaser.

(ii)	A Participant shall not be entitled to receive any greater payment under Section 2.8 than the applicable Purchaser would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Corporation’s prior written consent. Any Participant that is a Non-U.S. Purchaser shall not be entitled to the benefits of Section 2.8 unless such Participant complies with Section 2.8(d).
11.7 Adjustments; Set-off.
(a)	Except to the extent that this Indenture, any other Note Document or a court order expressly provides for payments to be allocated to a particular Purchaser, if any Purchaser (a “Benefitted Purchaser”) shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment made pursuant to Section 11.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 10.1(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Purchaser, if any, in respect of the Obligations owing to such other Purchaser, such Benefitted Purchaser shall purchase for cash from the other Purchasers a participating interest in such portion of the Obligations owing to each such other Purchaser, or shall provide such other Purchasers with the benefits of any such collateral, as shall be necessary to cause such Benefitted Purchaser to share the excess payment or benefits of such collateral ratably with each of the Purchasers; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Purchaser, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b)	In addition to any rights and remedies of the Purchasers provided by law, each Purchaser shall have the right, if an Event of Default has occurred and is continuing, without notice to Holdings or the Corporation, any such notice being expressly waived by Holdings and the Corporation to the extent permitted by applicable law, upon any Obligations becoming due and payable by the Corporation (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Purchaser, any affiliate thereof or any of their respective agencies to or for the credit or the account of the Corporation. Each Purchaser agrees promptly to notify the Corporation and the other Purchasers after any such application made by such Purchaser, provided that the failure to give such notice shall not affect the validity of such application.
11.8 Counterparts.
     This Indenture may be executed by one or more of the parties to this Indenture on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Indenture by email transmission of a PDF copy thereof or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof for purposes of Section 5.1(a) and the occurrence of the Closing Date; provided, however, that original manually signed counterparts and originals of all documents hereunder shall be promptly delivered thereafter. A set of originals of this Indenture signed by all the parties shall be lodged with the Corporation and at least one of the Purchasers.
11.9 Severability.
     Any provision of this Indenture that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
11.10 Integration.
     This Indenture and the other Note Documents represent the entire agreement of Holdings, the Corporation and the Purchasers with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by any Purchaser relative to the subject matter hereof not expressly set forth or referred to herein or in the other Note Documents.
11.11 GOVERNING LAW.
     THIS INDENTURE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE PROVINCE OF ALBERTA.

11.12 Submission To Jurisdiction; Waivers.
     Each party hereby irrevocably and unconditionally:
(a)	submits for itself and its property in any legal action or proceeding relating to this Indenture and the other Note Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the Province of Alberta;

(b)	consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)	agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Holdings or the Corporation, as the case may be at its address set forth in Section 11.2 or at such other address of which the Purchasers shall have been notified pursuant thereto;

(d)	agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e)	waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.
11.13 Acknowledgements.
     Each of Holdings and the Corporation hereby acknowledges that:
(a)	it has been advised by counsel in the negotiation, execution and delivery of this Indenture and the other Note Documents;

(b)	none of the Purchasers have any fiduciary relationship with or duty to Holdings or the Corporation arising out of or in connection with this Indenture or any of the other Note Documents, and the relationship between the Purchasers, on one hand, and Holdings and the Corporation, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)	no joint venture is created hereby or by the other Note Documents or otherwise exists by virtue of the transactions contemplated hereby among the Purchasers or among Holdings, the Corporation and the Purchasers.
11.14 Release of Guarantee.
(a)	Notwithstanding anything to the contrary contained herein or in any other Note Document, the Purchasers shall (at the expense of the Corporation) take any action requested by the Corporation having the effect of releasing any guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Note Document (including, without limitation, any release of the guarantee of a Subsidiary Guarantor in connection with a transfer of assets or Capital Stock permitted by Sections 7.3 and 7.4) or that has been consented to in accordance with Section 11.1, including any transfer of assets or Capital Stock as part of a Permitted Reorganization provided the requirements thereof have been satisfied or the release of any guarantee obligations of any Person that will be wound up or cease to exist in connection with such Permitted Reorganization or (ii) under the circumstances described in paragraph (b) below.

(b)	At such time as the Notes and all other obligations under the Note Documents shall have been paid in full, the Subsidiary Guarantors shall be released from the Guarantee in accordance with section 6.15 thereof, all without delivery of any instrument or performance of any act by any Person.
11.15 Confidentiality.
     Each of the Purchasers agrees to keep confidential all non-public information provided to it by any Note Party or any Purchaser pursuant to or in connection with this Indenture that is designated by the provider thereof as confidential; provided that nothing herein shall prevent any Purchaser from disclosing any such information (a) to any other Purchaser or any affiliate thereof, (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee, (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates, (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed, (h) in connection with the exercise of any remedy hereunder or under any other Note Document, or (i) if agreed by the Corporation in its sole discretion, to any other Person.

     Each Purchaser acknowledges that information furnished to it pursuant to this Indenture or the other Note Documents may include material non-public information concerning Holdings and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal, provincial and state securities laws.
11.16 WAIVERS OF JURY TRIAL.
     HOLDINGS, THE CORPORATION AND THE PURCHASERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS INDENTURE OR ANY OTHER NOTE DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
11.17 Judgment Currency.
     If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Purchasers under this Indenture from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Purchasers, in accordance with their normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business day immediately preceding the date on which judgment is given. The obligation of the Corporation in respect of any amount owing or payable under this Indenture to the Purchasers in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Purchasers, in accordance with their normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business day following that payment; and if the amount of the Agreed Currency which the Purchasers could so purchase is less than the amount originally due in the Agreed Currency, the Corporation shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Purchasers against any loss.
11.18 Permitted Reorganization.
     The parties acknowledge that the business structure of Holdings may be converted from an income trust pursuant to a Permitted Reorganization entered into and completed in accordance with the requirements of the definition of “Permitted Reorganization” in Section 1.1 and that, notwithstanding any other provision hereof (other than such definition), Holdings and/or the Corporation and/or their respective direct or indirect Subsidiaries, as the case may be, may at any time enter into and complete such a Permitted Reorganization. It is further acknowledged that:

(a)	any and all steps taken, actions made and proceedings instituted in connection with entering into and timely completing such Permitted Reorganization shall be conclusively deemed not to contravene or breach any of the covenants or other provisions contained herein and shall be conclusively deemed not to constitute a Default or Event of Default hereunder so long as such steps, actions and proceedings are taken, made or instituted in compliance with the definition of “Permitted Reorganization”, with such deviations therefrom reasonably acceptable to the Purchasers that are not in the reasonable judgment of the Purchasers materially detrimental to their interests; and

(b)	following the completion of such Permitted Reorganization in the manner prescribed above, all representations and warranties herein and all other provisions hereof shall be construed and interpreted in a manner which gives full force and effect to such Permitted Reorganization having been entered into and completed as a permitted transaction or permitted transactions hereunder to the extent entered into and completed in the manner prescribed above.
The Parent, the New Corporation (if applicable), the other entities resulting from the Permitted Reorganization and the Purchasers, each acting reasonably, shall enter into such amendments and other documents as may be required to give effect to the terms of this Indenture with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of the terms of this Indenture and the other Note Documents.

     IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and delivered by their proper and duly authorized officers or representatives as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION
By:	“Signed by Authorized Signatory”
Name:
Title:

PRECISION DRILLING CORPORATION
By:	“Signed by Authorized Signatory”
Name:
Title:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA
By:	“Signed by Authorized Signatory”
Name:
Title:

By:	“Signed by Authorized Signatory”
Name:
Title: